

2023
ANNUAL REPORT



Lindsay Corporation (NYSE: LNN) is a leading global manufacturer and distributor of irrigation and infrastructure equipment and technology. Established in 1955, the company has been at the forefront of research and development of innovative solutions to meet the food, fuel, fiber and transportation needs of the world's rapidly growing population. The Lindsay family of irrigation brands includes Zimmatic™ center pivot and lateral move agricultural irrigation systems, FieldNET™ and FieldWise™ remote irrigation management technology, FieldNET Advisor™ irrigation scheduling technology, and Industrial Internet of Things (IIoT) solutions. Lindsay's infrastructure segment manufactures equipment to improve road safety and keep traffic moving on the world's roads, bridges and tunnels.

FINANCIAL AND OPERATING HIGHLIGHTS



REVENUE			OPERATING INCOME			DILUTED EARNINGS PER SHARE		
567.6	770.7	674.1	54.1	94.6	102.2	3.88	5.94	6.54
2021	2022	2023	2021	2022	2023	2021	2022	2023

(Dollars in millions, except per share amounts)	**2023**	**2022**	**2021**
OPERATING RESULTS			
Operating revenues	674.1	770.7	567.6
Operating income	102.2	94.6	54.1
Net earnings	72.4	65.5	42.6
Effective tax rate	27.9%	25.5%	15.5%
Diluted earnings per share	6.54	5.94	3.88
Cash dividends per share	1.37	1.33	1.30
FINANCIAL POSITION			
Working capital	351.4	316.2	277.9
Total assets	745.7	710.7	637.2
Long-term debt, including current installments	115.4	115.6	115.7
Total shareholders' equity	455.7	393.4	338.4
Invested capital [1]	571.0	508.9	454.2
FINANCIAL MEASURES			
Gross margin	31.6%	25.8%	26.5%
Operating margin	15.2%	12.3%	9.5%
Return on invested capital [2]	13.6%	14.6%	10.5%
Return on beginning shareholders' equity [3]	18.4%	19.3%	14.3%
OTHER DATA			
Diluted weighted average shares	11,062	11,031	10,985
Number of employees	1,209	1,262	1,235

1. *Defined as current and long-term debt plus shareholders' equity.*
2. *Defined as operating income after-tax (using effective tax rate) divided by the average of beginning and ending invested capital.*
3. *Defined as net earnings divided by beginning of period shareholders' equity.*



TO OUR SHAREHOLDERS

Fiscal 2023 marked a year of solid performance, and a year in which the Company also celebrated its 25th year as a listed company on the New York Stock Exchange. In the face of interest rate headwinds, volatile commodity prices, and lower U.S. net farm income projections, the Company persevered to achieve new records in net earnings and earnings per share, led by record full year operating income and operating margin in its irrigation business and overall gross margin expansion. The Company's improved operating performance and effective working capital management resulted in free cash flow generation in excess of its objective for the year, reaching 139 percent of net earnings. The Company's strong performance supported its ability to pursue acquisitions, strategic partnerships, and growth investments in innovation, while empowering its employees, dealers, and distributors to further the Company's clear and compelling mission: to provide powerful irrigation, infrastructure, and industrial technology solutions that conserve natural resources, expand our world's potential, and enhance the quality of life for people around the world.

We look forward to building on the strong momentum that has been built over the last few years. We are focused on the opportunities ahead of us as we execute our innovation-driven growth strategy and continue to address the global megatrends that are driving market demand and our business forward. What gives our leadership team confidence is that we have a consistent and clear strategy in place. This strategy is centered on being the innovation and market leader in our core irrigation and infrastructure businesses through employee empowerment and superior execution.



Alex Fraser Bridge, Greater Vancouver, British Columbia

Solutions that Support Global Megatrends

There continues to be multiple attractive global megatrends that support long-term, secular demand growth that Lindsay is uniquely positioned to address and capitalize on. These include global food security, water scarcity and the need for increased efficiency in water distribution, land availability, mobility safety, aging infrastructure and increasing safety standards. We also continue to see positive mid- and long-term market opportunities driven by federal funding provided in the Infrastructure Investments and Jobs Act in the United States. This funding will support necessary investments in roadway infrastructure, and we believe this will support growth in our infrastructure business.

Assistant General Manager on Tobias Musairiri farm in Zimbabwe

Expanding our Global Reach and Technology Penetration

Innovation and the integration of technology into our leading hardware play a significant role when it comes to serving our customers across both business segments. There is tangible value being created by technology adoption worldwide, and Lindsay is at the forefront of introducing scalability, speed and efficiency to the marketplace, while also enhancing the value created for our customers.

We further expanded our reach this fiscal year through acquisitions and strategic partnerships. In July of this year, we announced the acquisition of FieldWise, LLC, a market leader in agricultural technology products, with a focus on subscription-based, precision irrigation solutions. FieldWise™, as part of our existing technology portfolio, will allow us to reach an expanded set of irrigation technology customers, while simultaneously accessing previously untapped growth markets and sales channels. We also entered into strategic partnerships with Pessl Instruments and Ceres Imaging, which together bring unique value-enhancing crop imaging, intuitive data analytics, connected crop management tools, and remote monitoring for growers. These investments strengthen Lindsay's irrigation market position, but also advance the Company's integrated technological capabilities and overall ability to reach a broader set of customers and service providers globally.

LINDSAY™

FieldWise LLC® Intelligent Farming

Pessl INSTRUMENTS

ceres


Dealer in Romania testing the FieldNET connectivity

Embedding Shareholder Value for the Long-Term

Total revenues for the fiscal year ended August 31, 2023, totaled $674.1 million, a 13 percent decrease compared to record revenues of $770.7 million in fiscal year 2022. North America irrigation revenues decreased 13 percent on a year-over-year basis, primarily a result of lower unit sales volumes due to farmers delaying investment decisions and exceptionally high storm damage replacement demand in the prior fiscal year. International irrigation revenues decreased 11 percent, primarily from the completion of a large Egypt project in the prior fiscal year that did not repeat, and lower sales in Ukraine and Russia. Infrastructure revenues decreased 16 percent versus the prior fiscal year, which was attributable to lower Road Zipper System® sales compared to fiscal year 2022 due to projects in the prior year that did not repeat. Despite a decline in revenue, our organizational focus on pricing discipline and operational efficiencies combined to allow us to expand our operating margins. Our consolidated operating income increased 8 percent, compared to the prior year, indicative of our strategic focus on capturing strong profitability for our sales across all market environments. This discipline allowed us to deliver record earnings per share of $6.54, an increase of 10 percent compared to the prior fiscal year.

Lindsay's board of directors increased the quarterly stock dividend by 3 percent in the third quarter, bringing a total of $15.1 million returned to shareholders in fiscal 2023. Lindsay has consistently raised and continues to pay its quarterly dividend over time as we look to reward shareholders with distributions from our profits, while simultaneously investing in future growth.

Our balance sheet remains a key strength for our Company, and we firmly believe it will help facilitate our strategic growth plans for fiscal 2024 and beyond. We ended the year with $216.3 million in total available liquidity, including $50.0 million of undrawn borrowing capacity on our revolving credit facility. This, coupled with continued strong free cash flow generation, will further enhance our ability to invest in growth opportunities and continue executing our capital allocation strategy.

FY23 OPERATING
INCOME
+8%

FY23 EARNINGS
PER SHARE
+$10%

CAPITAL RETURNED TO
SHAREHOLDERS
$15.1 MILLION

Strong Commitment to Sustainable Practices

Lindsay is focused on moving our customers, strategic partners and communities toward a more sustainable future. We are extremely proud of the progress we have made on our mission to provide solutions that conserve natural resources, enhance the quality of life for people, and expand our world's potential. Sustainability serves as a foundational element of our multi-faceted growth strategy and is embedded in our business planning and operations. We are applying our long history of innovation and commitment to sustainable practices to further invest in sustainable technologies, improve and drive efficiencies across our operational footprint, empower and protect our people, engage in our local communities, and operate with integrity.

At Lindsay, we are also committed to creating a culture of employee empowerment. In fiscal 2023, Lindsay launched several initiatives to enhance our ability to recruit a diverse workforce, retain our valuable employees, and protect the safety, health, and well-being of our workers. This included launching our inaugural employee engagement survey. Organizations with engaged employees report a 64 percent decrease in safety incidents, an 18 percent increase in sales productivity and a 23 percent increase in profitability (Gallup, 2023). We accomplished a 92% participation rate on this survey with results that support our organization is actively engaged. Benchmarked against approximately 5,375 companies, I'm proud to report that our organization has demonstrated elevated performance regarding employee engagement, which has helped create a more productive and positive work environment.

A Strong Future Ahead

Our senior leadership team is pleased with the Company's performance in fiscal 2023, but even more excited about the opportunities for Lindsay moving forward. As we continue to navigate an evolving, but ultimately improving, market backdrop, we remain focused on long-term growth opportunities, with a sharp focus on international markets. Our leadership in irrigation technology and the expanding sales potential of our Road Zipper System® provide us with a unique competitive advantage as we continue to enhance and optimize our core businesses.

I want to thank our employees for their personal commitment and great teamwork, our customers for their continued trust in our products, and our shareholders for the confidence and investment in Lindsay. We look forward to working on your behalf and earning your support in the years ahead.



Sincerely,

Randy Wood
President & Chief Executive Officer

Gallup, Inc. (2023). What is Employee Engagement and How Do You Improve It?. Gallup. https://www.gallup.com/workplace/285674/improve-employee-engagement-workplace.aspx#

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended August 31, 2023

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-13419

Lindsay Corporation

(Exact name of registrant as specified in its charter)

Delaware	**47-0554096**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

18135 Burke Street, Suite 100, Omaha, Nebraska	**68022**
(Address of principal executive offices)	(Zip Code)

402-829-6800
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value	LNN	New York Stock Exchange, Inc.

Indicate by check mark if the registrant is a well-known seasoned issuer, (as defined in Rule 405 of the Securities Act).   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Stock of the registrant, all of which is voting, held by non-affiliates based on the closing sales price on the New York Stock Exchange, Inc. on February 28, 2023 was $1,656,579,623.

As of October 16, 2023, 11,010,307 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement pertaining to the Registrant's annual stockholders' meeting to be held on January 9, 2024 are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I

ITEM 1 — *Business*

INTRODUCTION

Lindsay Corporation, along with its subsidiaries (collectively called "Lindsay" or the "Company"), is a global leader in providing a variety of proprietary water management and road infrastructure products and services. The Company has been involved in the manufacture and distribution of agricultural irrigation equipment since 1955 and has grown from a regional company to an international firm with worldwide sales, distribution and manufacturing operations. Lindsay, a Delaware corporation, maintains its corporate offices in Omaha, Nebraska. The Company has operations which are categorized into two major reporting segments, Irrigation and Infrastructure.

Irrigation Segment – The Company's irrigation segment includes the manufacture and marketing of center pivot, lateral move, and hose reel irrigation systems which are used principally in the agricultural industry to increase or stabilize crop production while conserving water, energy and labor. The irrigation segment also manufactures and markets repair and replacement parts for its irrigation systems and controls and large diameter steel tubing. The Company continues to strengthen irrigation product offerings through innovative technology such as Global Positioning System ("GPS") positioning and guidance, variable rate irrigation, wireless irrigation management, irrigation scheduling, Industrial Internet of Things ("IIOT") technology solutions and mobile device applications. The Company's primary domestic irrigation manufacturing facilities are located in Lindsay, Nebraska; Olathe, Kansas; and Norfolk, Nebraska. Internationally, the Company has commercial and production operations in Brazil, France, China, Türkiye (formerly Turkey), and South Africa, as well as distribution and sales operations in the Netherlands, Egypt, Australia, and New Zealand. The Company also exports equipment from the U.S. and its global production facilities to other international markets.

Infrastructure Segment – The Company's infrastructure segment includes the manufacture and marketing of moveable barriers, specialty barriers, crash cushions and end terminals, road marking and road safety equipment, and railroad signals and structures. The infrastructure segment also offers technology to monitor critical safety infrastructure on roadways. The principal infrastructure manufacturing facilities are located in Rio Vista, California; Milan, Italy; and Lindsay, Nebraska.

PRODUCTS BY SEGMENT

IRRIGATION SEGMENT

Products - The Company manufactures and markets its center pivot, lateral move irrigation systems, and irrigation controls in the U.S. and internationally under its *Zimmatic®* brand. The Company also manufactures and markets hose reel travelers under the *Perrot™* brand. The Company also produces or markets chemical injection systems, variable rate irrigation systems, flow meters, weather stations, soil moisture sensors, and remote monitoring and control systems. In addition to whole systems, the Company manufactures and markets repair and replacement parts for its irrigation systems and controls and large diameter steel tubing. Furthermore, the Company designs and manufactures innovative IIOT technology solutions, data acquisition and management systems, and custom electronic equipment for critical applications under its *Elecsys™* brand.

The Company's irrigation systems are primarily of the standard center pivot type, with a small portion of its products consisting of the lateral move type. Both are automatic move systems consisting of sprinklers mounted on a water carrying pipeline which is supported approximately 11 feet off the ground by a truss system suspended between moving towers.

A standard center pivot in the U.S. is typically seven spans and approximately 1,300 feet long and is designed to circle within a quarter-section of land, which comprises 160 acres, wherein it irrigates approximately 125 to 130 acres. A center pivot or lateral move system can also be custom designed and can irrigate from 25 to 600+ acres.

A center pivot system represents a significant investment to a farmer. In a dry land conversion to center pivot irrigation, approximately one-half of the investment is for the pivot itself, and the remainder is attributable to installation of additional equipment such as wells, pumps, underground water pipes, electrical supply, and a concrete pad upon which the pivot is anchored. The Company's center pivot and lateral move irrigation systems can be enhanced with a family of integrated proprietary products such as GPS monitoring and other automated controls.

The Company also manufactures and distributes hose reel travelers. Hose reel travelers are typically deployed in smaller or irregular fields and usually are easy to operate, easy to move from field to field, and a smaller investment than a standard center pivot.

The Company also markets proprietary remote monitoring and automation technology that works on any brand of electronic pivot and drip irrigation systems and is sold on a subscription basis under the brand names *FieldNET®* and *FieldWise®*. *FieldNET®* is commercialized exclusively through *Zimmatic®* dealers while *FieldWise®* is used primarily by non-*Zimmatic®* dealers and customers. These technologies enable growers to remotely monitor and operate irrigation equipment, saving time, and reducing water and energy consumption. The technology uses cellular or radio frequency communication systems to remotely acquire data relating to various conditions in an irrigated field, including operational status of the irrigation system, position of the irrigation system, water usage, weather and soil conditions, and similar data. The system can remotely control the irrigation system, altering the speed to vary water application amounts, and controlling pump station and diesel generator operation. Data management and control is achieved using applications running on various personal computer or mobile devices connected to the internet.

The Company also markets patented technology under the *FieldNET Advisor®* product name which delivers information that helps farmers decide precisely when, where and how much to irrigate. This technology combines crop and irrigation science and expertise accumulated since 1955 with *FieldNET's* cloud computing capabilities, remote sensing functionality and machine learning to provide farmers with field-specific and crop-specific irrigation recommendations.

Other Types of Irrigation – Center pivot and lateral move irrigation systems compete with three other types of irrigation: flood, drip, and other mechanical devices such as hose reel travelers and solid set sprinklers. The majority of worldwide irrigation is accomplished by traditional flood irrigation. Flood irrigation is accomplished by either flooding an entire field, or by providing a water source (ditches or a pipe) along the side of a field, which is planed and slopes slightly away from the water source. The water is released to the crop rows through gates in the ditch or pipe, or through siphon tubes arching over the ditch wall into some of the crop rows. It runs down through the crop row until it reaches the far end of the row, at which time the water source is moved and another set of rows are flooded. Disadvantages or limitations of flood irrigation include that it cannot be used to irrigate uneven, hilly, or rolling terrain, it can be wasteful or inefficient and coverage can become inconsistently applied. In "drip" or "low flow" irrigation, perforated plastic pipe or tape is installed on the ground or buried underground at the root level. Several other types of mechanical devices, such as hose reel travelers, irrigate the remaining irrigated acres.

Center pivot, lateral move, and hose reel traveler irrigation offer significant advantages when compared with other types of irrigation. It requires less labor and monitoring; can be used on sandy ground, which, due to poor water retention ability, must have water applied frequently; can be used on uneven ground, thereby allowing previously unsuitable land to be brought into production; can be used for the application of fertilizers, insecticides, herbicides, or other chemicals (termed "fertigation" or "chemigation"); and conserves water and chemicals through precise control of the amount and timing of the application.

Markets – Water is an essential and critical requirement for crop production, and the extent, regularity, and frequency of water application can be a critical factor in crop quality and yield. The fundamental factors which govern the demand for center pivot and lateral move systems are essentially the same in both the U.S. and international markets. Demand for center pivot and lateral move systems is determined by whether the value of the increased crop production and cost savings attributable to center pivot or lateral move irrigation exceeds any increased costs associated with purchasing, installing, and operating the equipment. Thus, the decision to purchase a center pivot or lateral move system, in part, reflects the profitability of agricultural production, which is determined primarily by the prices of agricultural commodities and the costs of other farming inputs. In new or developing international markets, demand for irrigation systems can also be driven by food security concerns and the desire of some countries to become more self-sufficient in food production.

The current demand for center pivot systems has three sources: conversion to center pivot systems from less water-efficient, more labor-intensive types of irrigation; replacement of older center pivot systems, which are beyond their useful lives or are technologically obsolete; and conversion of dry land farming to irrigated farming. Demand for center pivots and lateral move irrigation equipment also depends upon the need for the particular operational characteristics and advantages of such systems in relation to alternative types of irrigation, primarily flood. More efficient use of the basic natural resources of land, water, and energy helps drive demand for center pivot and lateral move irrigation equipment. An increasing global population not only increases demand for agricultural output, but also places additional and competing demands on land, water, and energy. The Company expects demand for center pivots and lateral move systems to continue to increase relative to other irrigation methods because center pivot and lateral move systems are preferred where the soil is sandy; the terrain is not flat; the land area to be irrigated is sizeable; there is a shortage of reliable labor; water supply is restricted and conservation is preferred or critical; and/or fertigation or chemigation will be utilized.

United States Market – In the United States, the Company sells its branded irrigation systems, including *Zimmatic*®, to over 200 independent dealers, who resell to their customer, the farmer. Dealers assess their customers' requirements, design the most efficient solution, assemble and erect the system in the field, and provide additional system components, primarily relating to water supply (wells, pumps, pipes) and electrical supply (on-site generation or hook-up to power lines). Lindsay dealers generally are established local agribusinesses, many of which also deal in related products, such as well drilling and water pump equipment, farm implements, grain handling and storage systems, and farm structures.

International Market – The Company sells center pivot and lateral move irrigation systems throughout the world. International sales accounted for approximately 47 percent of the Company's total irrigation segment revenues in both fiscal year 2023 and 2022. The Company sells direct to consumers, as well as through an international dealer network, and has production and sales operations serving the key markets in South America, Western and Eastern Europe, China, Africa, Middle East, Australia, and New Zealand. The Company also exports irrigation equipment from its global production facilities to other international markets.

The Company's industry position is such that it believes that it will likely be considered as a potential supplier for most major international agricultural development projects utilizing center pivot or lateral move irrigation systems.

Competition – Four manufacturers control a substantial majority of the U.S. center pivot irrigation system market. The international irrigation market includes participation and competition by the leading U.S. manufacturers, as well as various regional manufacturers. The Company competes by continuously improving its products through ongoing research and development activities, channel improvement initiatives, and its operational strategies. The Company continues to strengthen irrigation product offerings through innovative technology such as GPS positioning and guidance, variable rate irrigation, wireless irrigation management, and mobile device applications, as well as through the acquisition of products and services that allow the Company to provide a more comprehensive solution to growers' needs. Competition also occurs in areas of price and seasonal programs, product quality, durability, controls, product characteristics, retention and reputation of local dealers, customer service, and, at certain times of the year, the availability of systems and their delivery time. On balance, the Company believes it competes favorably with respect to these factors.

INFRASTRUCTURE SEGMENT

Products – The Company's *Quickchange*® *Moveable Barrier*™ system, commonly known as the *Road Zipper System*®, is composed of three parts: 1) T-shaped concrete and steel barriers that are connected to form a continuous wall; 2) a *Barrier Transfer Machine*™ ("*BTM*™") capable of moving the barrier laterally across the pavement; and 3) the variable length barriers necessary for accommodating curves. A barrier element is approximately 32 inches high, 12-24 inches wide, 3 feet long, and weighs 1,500 pounds. The barrier elements are interconnected by heavy duty steel hinges to form a continuous barrier. The *BTM*™ employs an inverted S-shaped conveyor mechanism that lifts the barrier, moves it laterally to the opposite side of the road, and sets it back down on the roadway surface.

In permanent applications, the *Road Zipper System*® increases capacity and reduces congestion by varying the number of directional traffic lanes to match the traffic demand and promotes safety by maintaining the physical separation of opposing lanes of traffic. Roadways with fixed medians have a set number of lanes in each direction and cannot be adjusted to traffic demands that may change over the course of a day, or to capacity reductions caused by traffic incidents or road repair and maintenance. Applications include high-volume highways where expansion may not be feasible due to lack of additional right-of-way, environmental concerns, or insufficient funding. The *Road Zipper System*® is particularly useful in busy commuter corridors and at choke points such as bridges and tunnels. *Road Zipper Systems*® can also be deployed at roadway or roadside construction sites to accelerate construction, improve traffic flow, and safeguard work crews, motorists, pedestrians, cyclists and others using the roadway by positively separating the work area and traffic. Examples of types of work completed with the help of a *Road Zipper System*® include highway reconstruction, paving and resurfacing, road widening, median and shoulder construction, and repairs to tunnels and bridges.

The Company offers a variety of equipment lease options for *Road Zipper Systems*® and *BTM*™ equipment used in construction applications. The leases extend for periods of one month or more for equipment already existing in the Company's lease fleet. Longer lease periods may be required for specialty equipment that must be built for specific projects.

Crash Cushions – The Company offers a complete line of redirective and non-redirective crash cushions which are used to enhance highway safety at locations such as toll booths, freeway off-ramps, medians and roadside barrier ends, bridge supports, utility poles, and other fixed roadway hazards. The Company's primary crash cushion products cover a full range of lengths, widths, speed capacities, and application accessories and include the following brand names: *TAU®; Universal TAU-II®; TAU-II-R™; TAU-B_NR™; ABSORB 350®; Walt™; TAU-M™; ABSORB-M™ and TAU-TUBE™*. The crash cushions compete with other vendors in the world market. These systems are generally sold through a distribution channel that is domiciled in particular geographic areas.

Specialty Barriers – The Company also offers specialty barrier products such as the *SAB™*, *ArmorGuard™*, *PaveGuard™*, and *DR46™* portable barrier and/or barrier gate systems. These products offer portability and flexibility in setting up and modifying barriers in work areas and provide quick-opening, high-containment gates for use in median or roadside barriers. The gates are generally used to create openings in barrier walls of various types for both construction and incident management purposes. The *DR46™* is an energy-absorbing barrier that can help protect motorcyclists from impacting guardrail posts, which is an area of focus by departments of transportation and government regulators for reducing the amount and severity of injuries.

Road Marking and Road Safety Equipment – The Company also offers preformed tape and a line of road safety accessory products. The preformed tape is used primarily in temporary applications such as markings for work zones, street crossings, and road center lines or boundaries. The road safety equipment consists of mostly plastic and rubber products used for delineation, slowing traffic, and signaling. The Company also manages an ISO 17025 certified testing laboratory that performs full-scale impact testing of highway safety products in accordance with the National Cooperative Highway Research Program ("NCHRP") Report 350, the Manual for Assessing Safety Hardware ("MASH"), and the European Norms ("EN1317 Norms") for these types of products. The NCHRP Report 350 and MASH guidelines are procedures required by the U.S. Department of Transportation Federal Highway Administration ("FHWA") for the safety performance evaluation of highway features. The EN1317 Norms are being used to qualify roadway safety products for the European markets.

Rail Products – The Company also designs, engineers and manufactures a line of products for the railroad industry. These products are designed to meet industry standards and include signals and lights, structures, foundations, junction boxes and signs.

Markets – The Company's primary infrastructure market includes moveable concrete barriers, delineation systems, crash cushions, and similar protective equipment. The U.S. roadway infrastructure market includes projects such as new roadway construction, bridges, tunnels, maintenance and resurfacing, and development of technologies for relief of roadway congestion. Much of the U.S. highway infrastructure market is driven by government (federal and state) spending programs. For example, the U.S. government funds highway and road improvements through the Federal Highway Trust Fund Program. This program provides funding to improve the nation's roadway system. Matching funding from the various states may be required as a condition of federal funding. In the long term, the Company believes that the federal program provides a solid platform for growth in the U.S. market, as it is generally acknowledged that additional funding will be required for infrastructure development and maintenance in the future.

The global market for the Company's infrastructure products continues to be driven by population growth and the need for improved road safety. The international market differs from country to country. The standardization in performance requirements and acceptance criteria for highway safety devices adopted by the European Committee for Standardization has lead to greater uniformity and a larger installation program. Prevention programs put in place in various countries to lower highway traffic fatalities has also lead to greater demand. The Company distributes infrastructure products in Europe, South America, the Middle East, Australia and Asia. The Company expects to continue expanding in international markets as populations grow and markets become more established.

Competition – The Company competes in certain product lines with several manufacturers. The Company competes by striving to continuously improve its products through ongoing research and development activities. The Company competes with certain products and companies in its crash cushion business, but has limited competition in its moveable barrier line, as there is not another moveable barrier product today comparable to the *Road Zipper System®*. However, the Company's barrier product does compete with traditional "safety-shaped" concrete barriers and other safety barriers.

Distribution Methods and Channels – The Company has dedicated production and sales operations in the United States, Italy and the Netherlands. Sales efforts consist of both direct sales and sales programs managed by the Company's network of distributors and third-party representatives. The sales teams have responsibility for new business development and assisting distributors and dealers in soliciting large projects and new customers. The distributor and dealer networks have exclusive territories and are responsible for developing sales and providing service, including product maintenance, repair, and installation. The typical dealer sells an array of safety supplies, road signs, crash cushions, delineation equipment, and other highway products. Customers include departments of transportation, municipal transportation road agencies, roadway contractors, subcontractors, distributors, and dealers. Due to the project nature of the roadway construction and congestion management markets, the Company's customer base changes from year to year. Due to the limited life of projects, it is rare that a single customer will account for a significant amount of revenues in consecutive years. The customer base also varies depending on the type of product sold. The Company's moveable barrier products are typically sold to transportation agencies or the contractors or suppliers serving those agencies. In contrast, distributors account for a majority of crash cushion sales since those products have lower price points and tend to have shorter lead times.

GENERAL
Certain information generally applicable to both of the Company's reportable segments is set forth below.

SEASONALITY
Irrigation equipment sales are seasonal by nature. Farmers generally order systems to be delivered and installed before the growing season. Shipments to customers located in Northern Hemisphere countries usually peak during the Company's second and third fiscal quarters for the spring planting period. Sales of infrastructure products are traditionally higher during prime road construction seasons and lower in the winter. The primary construction season for Northern Hemisphere countries generally corresponds with the Company's third and fourth fiscal quarters.

CUSTOMERS
The Company is not dependent upon a single customer or upon a limited number of customers for a material part of either segment's business. The loss of any one customer would not have a material adverse effect on the Company's financial condition, results of operations, or cash flow.

ORDER BACKLOG
As of August 31, 2023, the Company had an order backlog of $78.7 million compared with $96.8 million at August 31, 2022. The Company's backlog can fluctuate from period to period due to the seasonality, cyclicality, timing, and execution of contracts. Backlog typically represents long-term projects as well as short lead-time orders; therefore, it is generally not a good indication of the revenues to be realized in succeeding quarters.

RAW MATERIALS AND COMPONENTS
Raw materials used by the Company include coil steel, angle steel, plate steel, zinc, tires, gearboxes, concrete, rebar, fasteners, and electrical and hydraulic components (motors, switches, cable, valves, hose, and stators). While the Company has, on occasion, faced shortages of certain such materials, the Company believes it currently has ready access from assorted domestic and foreign suppliers to adequate supplies of raw materials and components.

CAPITAL EXPENDITURES
Capital expenditures for fiscal 2023, 2022, and 2021 were $18.8 million, $15.6 million, and $26.5 million, respectively. Capital expenditures for fiscal 2024 are estimated to be between $35.0 million and $40.0 million, including equipment replacement, productivity improvements, new product development and commercial growth investments. An increase over recent levels of capital expenditures relates to modernization and productivity improvements planned at certain manufacturing facilities. The Company's management does maintain flexibility to modify the amount and timing of some of the planned expenditures in response to economic conditions.

PATENTS, TRADEMARKS, AND LICENSES
The Company relies on a variety of intellectual property laws, confidentiality procedures, and contractual provisions to protect its proprietary offerings and its brand.

The Company owns and, from time to time, licenses patents for many of its irrigation and infrastructure solutions, as well as cellular communication techniques, cathodic protection measurement methods, and data compression and transmission. The Company follows a policy of applying for patents on all significant patentable inventions in markets deemed appropriate. Although the Company believes it is important to follow a patent protection policy, the Company's business is not dependent, to any material extent, on any single patent or group of patents.

The Company's *Zimmatic®*, *Perrot™*, *Road Zipper®*, *The Road Zipper System®*, *Quickchange® Moveable Barrier™*, *ABSORB 350®*, *ABSORB-M™*, *FieldNET®*, *FieldNET Advisor®*, *FieldNET Crop Advisor®*, *FieldNET Irrigation*

Advisor®, FieldNET VRI Advisor®, FieldNET Weather Advisor®, Watertrend^{SM}, FieldWise®, Greenfield®, GrowSmart® Z-TRAX®, TAU®, Universal TAU-II®, TAU-II-R™, TAU-B_NR™, TAU-M™, TAU-TUBE™, CableGuard™, TESI™, SAB™, ArmorGuard™, PaveGuard™, DR46™, U-MAD™, Sabertooth®, RoadConnect™, ImpactAlert™, and other trademarks, service marks, domain names, and copyrights are registered or applied for in the major markets in which the Company sells its products.

HUMAN CAPITAL RESOURCES

The Company and its wholly-owned subsidiaries have 1,209 employees as of August 31, 2023. None of the Company's United States based employees are represented by a union. Certain of the Company's non-U.S. employees are unionized due to local governmental regulations. Maintaining a sufficient number of skilled employees at its various manufacturing sites is a key focus of the Company's human capital efforts. The Company believes it maintains a sufficient number of skilled employees by offering competitive wages, benefits and training and development programs.

We believe our commitment to empowering and developing our human capital resources is essential to becoming the innovation and market leader in our core business. Empowering our people is one of our priority environmental, social and governance (ESG) focus topics, highlighting three areas in particular: (1) workplace culture, (2) diversity, equity and inclusion, and (3) employee health and safety.

Workplace Culture

We have built our culture on the foundation of the core values of leadership, integrity, collaboration, accountability, and respect for others. Additionally, we have an annual evaluation process to measure and assess organizational health and employee engagement. This focus on organizational health and employee engagement aims to create and sustain employee empowerment, team collaboration, and support and service to the greater community.

Diversity, Equity and Inclusion

We are guided by our global Anti-Discrimination and Equal Employment Policy which delineates our commitment to preventing any form of unlawful employee discrimination or harassment and our dedication to providing a workplace where all employees, customers, partners and investors are treated with courtesy, respect, and dignity. We are committed to building a diverse and inclusive workplace, guided by our core value of "respect for others," and reinforced in our Code of Business Conduct and Ethics.

Employee Health and Safety

The health and safety of our employees is an integral part of everything we do. We hold each other accountable to actively promote a safe and healthy workplace, and report any situations that may pose a health, safety or security risk. In Fiscal 2021 we implemented the Lindsay Safety System that we use to guide and develop our culture focused on safety. The Lindsay Safety System is comprised of eight core elements:

- Hazard ID / Assessment
- Training
- Audits
- Policy/Procedures
- Incident Investigation
- Inspections
- Metrics
- Recognition

We approach safety by looking at cultural change and engineering developments simultaneously. We conduct job safety assessments, training and incident investigations. We also recognize and instill best practices in employee behavior, wherever practicable. In addition, we create policies and make sure the appropriate infrastructure is in place and maintained. Our audit and inspection processes validate best-in-class performance.

EFFECT OF GOVERNMENTAL REGULATION

The Company is subject to numerous laws and government regulations, including those that govern environmental and occupational health and safety matters. The Company believes that its operations are substantially in compliance with all applicable laws and regulations, and that it holds all necessary permits to operate its business in each jurisdiction in which its facilities are located. Laws and government regulations are subject to change and interpretation. In some cases, compliance with applicable laws and regulations may require the Company to make additional capital and operational expenditures. The Company, however, is not currently aware of any material expenditures required to comply with applicable laws or government regulations, other than the capital expenditures relating to environmental remediation activities at its Lindsay, Nebraska plant that are more fully described in Note 15, Commitments and Contingencies, to the Company's consolidated financial statements. The Company accrues for the anticipated cost associated with compliance with laws and governmental regulations applicable to its business, including investigation and remediation costs at its Lindsay, Nebraska site, when its obligation to incur those costs is probable and can be reasonably estimated. Any revisions to these estimates could be material to the operating results of any fiscal quarter or fiscal year, however the Company does not expect future capital expenses relating to compliance with government regulations, including those for remediation of its Lindsay, Nebraska site, to have a material adverse effect on its earnings, liquidity, financial condition or competitive position.

FINANCIAL INFORMATION ABOUT FOREIGN AND U.S. OPERATIONS

The Company's primary production facilities are located in the United States. The Company has smaller production and sales operations in Brazil, France, Italy, China, Türkiye (formerly Turkey), and South Africa, as well as distribution and sales operations in the Netherlands, Egypt, Australia, and New Zealand. Where the Company exports products from the United States to international markets, the Company generally ships against prepayment, an irrevocable letter of credit confirmed by a U.S. bank or another secured means of payment, or with credit insurance from a third party. For sales within both U.S. and foreign jurisdictions, prepayments or other forms of security may be required before credit is granted, however most local sales are made based on payment terms after a full credit review has been performed. Most of the Company's financial transactions are in U.S. dollars, although some export sales and sales from the Company's foreign subsidiaries are conducted in other currencies. Approximately 38 and 37 percent of total consolidated Company revenues were conducted in currencies other than the U.S. dollar in fiscal 2023 and 2022, respectively. To reduce the uncertainty of foreign currency exchange rate movements on these sales and purchase commitments conducted in local currencies, the Company monitors its risk of foreign currency fluctuations and, at times, may enter into forward exchange or option contracts for transactions denominated in a currency other than U.S. dollars.

In addition to the transactional foreign currency exposures mentioned above, the Company also has translation exposure resulting from translating the financial statements of its international subsidiaries into U.S. dollars. In order to reduce this translation exposure, the Company, at times, utilizes foreign currency forward contracts to hedge its net investment exposure in its foreign operations. For information on the Company's foreign currency risks, see Item 7A of Part II of this report.

INFORMATION AVAILABLE ON THE LINDSAY WEBSITE

The Company makes available free of charge on its website homepage, under the tab "Investor Relations – SEC Filings", its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the Securities and Exchange Commission. Additionally, the Company's annual sustainability report is available on the website under the tab "Investor Relations – Sustainability Report." The Company's internet address is http://www.lindsay.com; however, information posted on its website is not part of this Annual Report on Form 10-K. The following documents are also posted on the Company's website homepage, under the tabs "Investor Relations – Committees" and "Investor Relations – Ethics":

Audit Committee Charter
Corporate Governance and Nominating Committee Charter
Code of Business Conduct and Ethics
Corporate Governance Principles
Code of Ethical Conduct
Human Rights Policy
Employee Complaint Procedures for Accounting and Auditing Matters
Human Resources and Compensation Committee Charter
Supplier Code of Conduct
Special Toll-Free Hotline Number and E-mail Address for Making Confidential or Anonymous Complaints

These documents are also available in print to any stockholder upon request, by sending a letter addressed to the Secretary of the Company.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

All executive officers of the Company are appointed by the Board of Directors annually and have employment agreements. There are no family relationships between any director or executive officer. There are no arrangements or understandings between any executive officer and any other person pursuant to which they were selected as an officer. The following table lists the Company's executive officers and other key employees and each of their ages, and positions as of October 19, 2023.

	Age	Position
Randy A. Wood	51	President and Chief Executive Officer
Brian L. Ketcham	62	Senior Vice President and Chief Financial Officer
J. Scott Marion	55	President – Infrastructure
Gustavo E. Oberto	50	President – Irrigation
Brian J. Magnusson*	44	Senior Vice President – Strategy and Business Development
Eric R. Arneson*	49	Senior Vice President – General Counsel and Secretary
Kelly M. Staup*	51	Senior Vice President – Human Resources and Chief Diversity Officer
Lori L. Zarkowski*	48	Chief Accounting Officer
Melissa G. Moreno*	44	Senior Vice President and Chief Information Officer
Richard A. Harold*	50	Senior Vice President – Global Operations

* The employee is not an executive officer of the Registrant.

Mr. Randy A. Wood is the President and Chief Executive Officer of the Company, a position he has held since January 2021. Mr. Wood has also been a director of the Company since January 2021 and he is the only executive officer of the Company serving on the Board of Directors. Between September 2020 and January 2021, Mr. Wood served as the Chief Operating Officer of the Company. Between May 2016 and September 2020, Mr. Wood served as President – Irrigation of the Company. Between October 2013 and May 2016, Mr. Wood served as President – International Irrigation of the Company. Between February 2012 and October 2013, Mr. Wood served as Vice President – Americas / ANZ Sales and Marketing. Previously he was Vice President – North America Irrigation Sales of the Company and held such position from March 2008, when he joined the Company. Prior to March 2008, Mr. Wood spent 11 years with Case Corporation / CNH Global including roles as the Senior Director of Marketing, Case IH Tractors, and Senior Director of Sales and Marketing, Parts and Service.

Mr. Brian L. Ketcham is the Senior Vice President and Chief Financial Officer of the Company, and has held such positions since April 2016. Prior to joining the Company and since 2001, Mr. Ketcham served in various finance roles at Valmont Industries, Inc., a company that provides irrigation and infrastructure equipment, most recently as Vice President and Group Controller of the Engineered Support Structures segment. Prior to joining Valmont, Mr. Ketcham held various positions with Consolidated Container Company LLC and KPMG LLP.

Mr. J. Scott Marion is the President – Infrastructure Division, a position he has held with the Company since May 2016. Between April 2011 and May 2016, Mr. Marion served as Vice President and General Manager – Americas and APAC (Infrastructure) of the Company. From January 2005 to April 2011, Mr. Marion served in several management positions at Pentair. Prior to 2005, Mr. Marion spent 14 years with General Electric in a variety of sales and managerial capacities.

Mr. Gustavo E. Oberto is the President – Irrigation Division, a position he has held since September 2020. Between September 2019 and August 2020, Mr. Oberto served as President – Elecsys International, LLC, which provides IIOT solutions and is a subsidiary of the Company. Prior to joining the Company, Mr. Oberto served in various management roles at Conductix-Wampfler Group, an industrial equipment supplier and a division of Delachaux S.A, most recently as Managing Director of Global Sales & Markets from March 2016 to September 2019. During his 20-year career at Conductix-Wampfler Group, Mr. Oberto held a series of leadership positions in international business development. Prior to joining Conductix-Wampfler Group, Mr. Oberto worked for Travelex Global Payments and also worked as International Liaison to Former Nebraska Governor Ben Nelson where he advised Midwestern companies on how to penetrate the Latin America agriculture market. Mr. Oberto is currently a member of the U.S. Commercial Service District Export Council.

Mr. Brian J. Magnusson is the Company's Senior Vice President – Strategy and Business Development and has held such position since January 2023. Between May 2019 and January 2023, Mr. Magnusson served as the Company's Vice President, The Americas and held responsibility for the Company's irrigation business in North and South America. Between June 2018 and May 2019, Mr. Magnusson served as the Company's Vice President, Technology and Innovation. Previous to that role, Mr. Magnusson served as the Company's Vice President, Technology, a position he held starting with his arrival to the Company in 2015. Prior to joining the Company, Mr. Magnusson served as Global Director, Tractor Portfolio Management at CNH Industrial for three years and spent the preceding four years at Bain & Company advising executive teams at Fortune 500 corporations on strategic growth challenges.

Mr. Eric R. Arneson is the Senior Vice President – General Counsel and Secretary of the Company and has held such positions since April 2008, when he joined the Company. Prior to that time and since January 1999, Mr. Arneson practiced law with the law firm of Kutak Rock LLP, and was most recently a partner of the firm.

Ms. Kelly M. Staup is the Senior Vice President – Human Resources and Chief Diversity Officer, a position she has held with the Company since January 2018. From November 2016 to January 2018, Ms. Staup served as Director – Human Resources of the Company. From June 2011 to November 2016, Ms. Staup served as the Company's Organization Development and Recruiting Manager. Prior to joining the Company, Ms. Staup was an Associate Vice President of SkillStorm from August 2008 to June 2011 and previously served in managerial roles at Ajilon and Digital People.

Ms. Lori L. Zarkowski is the Chief Accounting Officer of the Company and has held such position since August 2011. Ms. Zarkowski joined the Company in June 2007 as Corporate Reporting Manager and was promoted to Corporate Controller in April 2008. Prior to joining the Company and since 1997, Ms. Zarkowski was most recently an Audit Senior Manager with Deloitte & Touche LLP.

Dr. Melissa Moreno is the Senior Vice President and Chief Information Officer of the Company, a position she has held since March 2021, when she joined the Company. Prior to joining the Company, Dr. Moreno served in a variety of information technology roles with Gallup, a company that provides analytics and advisory services, from 2008 to 2021, most recently serving as Chief Information Officer, Cybersecurity and InfrastructureGallup from December 2018 to March 2021 and Executive Director, Cybersecurity and Infrastructure from February 2014 to December 2018. Prior to joining Gallup, Dr. Moreno managed information technology functions at ConAgra Foods and Arthur Andersen.

Mr. Richard A. Harold is the Senior Vice President – Global Operations of the Company, a position he has held since April of 2022. Prior to joining the Company, Mr. Harold served from 2018 to 2022 with Rogers Corporation, a company that provides specialty engineered materials, most recently as a Senior Director of Global Operations. Prior to that time, Mr. Harold served from 2015 to 2017 as Senior Vice President of Operations at Arizona Nutritional Supplements, and as Global Vice President of Legacy and Specialty Businesses at IDEX Corporation from 2013 to 2015. Prior to joining IDEX Corporation, Mr. Harold worked for Exterran Holdings, Inc. as Senior Manufacturing Manager from 2010 to 2013.

ITEM 1A — *Risk Factors*

The following are certain of the more significant risks that may affect the Company's business, financial condition and results of operations.

Risks Related to Business and Industry

Changing worldwide demand for food and biofuels could have an effect on the price of agricultural commodities and consequently the demand for irrigation equipment. Changing worldwide demand for farm outputs to meet the world's growing food and biofuel demands, driven in part by government policies and an expanding global population, are likely to result in fluctuating agricultural commodity prices, which affect demand for irrigation equipment. The primary benefit of many of the Company's irrigation products is to increase yields and the resulting revenue for farmers. As commodity prices decline, the breakeven point of incremental production is more difficult to achieve, reducing or eliminating the profit and return on investment from the purchase of the Company's products. As a result, changes in commodity prices can significantly affect the Company's sales levels.

A decline in oil prices or the overall demand for motor fuels, or changes in government policies regarding biofuels could also negatively affect the biofuels market and/or reduce government revenues of oil-producing countries that purchase or subsidize the purchase of irrigation equipment. Biofuels production is a significant source of grain demand in the U.S. and certain international markets. While ethanol blending levels are currently mandated within the U.S., potential mandate changes or price declines for ethanol could reduce the demand for grains. In addition, a number of ethanol producers in the U.S. are cooperatives partially owned by farmers. Reduced profit of ethanol production could reduce income for farmers which could, in turn, reduce the demand for irrigation equipment.

While climate change could shift global cropping practices and open new markets for irrigated agriculture, the changing short-term weather conditions or more prolonged climate change could adversely impact the Company's business and operations. The Company's irrigation revenues are highly dependent on the agricultural industry and weather conditions. Weather conditions, particularly leading up to the planting and early growing season, can significantly affect the purchasing decisions of consumers of irrigation equipment. An increased frequency or duration of extreme weather conditions, or other factors which may be the result of climate change, could adversely impact the Company's business and operations. For example, natural calamities such as regional floods, hurricanes or other storms, and droughts can have significant effects on seasonal irrigation demand. Drought conditions, which generally affect irrigation equipment demand positively over the long term, can adversely affect demand if water sources become unavailable or if governments impose water restriction policies to reduce overall water availability.

The Company's irrigation revenues are cyclical and highly dependent upon the need for irrigated agricultural crop production which, in turn, depends upon many factors, including total worldwide crop production, the profitability of agricultural crop production, agricultural commodity prices, net farm income, availability of financing for farmers, governmental policies regarding the agricultural sector, water and energy conservation policies, the regularity of rainfall, and regional climate conditions. As farm income decreases, farmers may postpone capital expenditures or seek less expensive irrigation alternatives.

The extent of the effects of climate change, including any related compliance requirements, are uncertain but may adversely impact the Company's operations through the availability and cost of raw materials, increased compliance costs, and increased costs to safeguard the Company's facilities and assets from disruptions or damage.

The Company's infrastructure revenues are highly dependent on government funding of transportation projects and subject to compliance with government regulations. The demand for the Company's infrastructure products depends to a large degree on the amount of government spending authorized to improve road and highway systems. For example, the U.S. government funds highway and road improvements through the Federal Highway Trust Fund Program and matching funding from states may be required as a condition of federal funding. If highway funding is reduced or delayed, it may reduce demand for the Company's infrastructure products.

In order to be eligible for government funding or reimbursement, the Company's infrastructure products are generally required to meet certain standards as outlined by the various governments worldwide. The Federal Highway Administration ("FHWA") and state departments of transportation have implemented Manual for Assessing Safety Hardware ("MASH") standards which update and supersede National Cooperative Highway Research Program ("NCHRP") Report 350 standards for evaluating new road safety hardware devices. While infrastructure products previously accepted under NCHRP Report 350 criteria are not required to be retested under MASH standards, they generally are no longer eligible for federal reimbursement as the MASH standards have been implemented by FHWA and the states. The Company has incurred, and will continue to incur, research and development and testing expense to develop products to comply with MASH standards. Any reevaluation of the Company's infrastructure products' compliance with applicable standards, the implementation of new standards, and/or any delay in the Company's development of additional infrastructure products that comply with new standards could have a significant adverse effect on the Company's competitive position and on sales and profitability from its infrastructure product line.

Compliance with applicable environmental and health and safety regulations, standards, or expectations may require additional capital and operational expenditures. The Company is subject to numerous laws and government regulations, including those which govern environmental and occupational health and safety matters. The Company believes that its operations are substantially in compliance with all such applicable laws and regulations and that it holds all necessary permits to operate its business in each jurisdiction in which its facilities are located. Laws and government regulations applicable to the Company are subject to change and interpretation. The Company publishes an annual Sustainability Report, which includes information about the Company's environmental, social, and governance ("ESG") activities and may result in increased investor, media, and employee attention to such initiatives. Compliance with applicable laws and regulations and the pursuit of other ESG-related objectives may require the Company to make additional capital and operational expenditures that may have a material adverse effect on its earnings, liquidity, financial condition or competitive position. In particular, the Company may incur costs in connection with the remediation of environmental contamination at its Lindsay, Nebraska site that exceed the amounts that the Company has accrued for this purpose as of the end of fiscal 2023, as more fully described in Note 15, Commitments and Contingencies, to the Company's consolidated financial statements.

The Company's international sales efforts and profit margins are affected by international trade barriers and subject the Company to additional compliance obligations. The Company's international sales efforts and profit margins are affected by international trade barriers, including governmental policies on tariffs, taxes, import or export licensing requirements and trade sanctions. In recent years, certain of the components required for the manufacture of the Company's products have been or may be impacted by tariffs. Other international trade disputes, changes to or termination of existing international trade agreements, treaties or policies (e.g. the United States-Mexico-Canada Agreement), or imposition of trade protection measures by certain countries in favor of their local producers or competing products could increase our costs, reduce our competitiveness, and have an adverse effect on the Company's business, financial condition and results of operations.

In addition, the Company's international sales efforts must also comply with anti-corruption laws like the U.S. Foreign Corrupt Practices Act. These anti-corruption laws generally prohibit companies and their intermediaries (including, in the Company's case, dealers and sales representatives) from making improper payments or providing anything of value to improperly influence government officials or certain private individuals for the purpose of obtaining or retaining a business advantage. As part of the Company's irrigation and infrastructure sales efforts, the Company promotes and sells products to governmental entities and state-owned or state-backed business enterprises, the employees and representatives of which may be considered government officials for purposes of the U.S. Foreign Corrupt Practices Act. Further, some of the countries in which the Company does business lack fully developed legal systems and are perceived to have elevated levels of corruption. Although the Company has compliance and training programs in place designed to reduce the likelihood of potential violations of such laws, violations of these laws or other compliance requirements could occur and result in criminal or civil sanctions and have an adverse effect on the Company's reputation, business, financial condition and results of operations.

Risks Related to Legal Proceedings

The Company is exposed to risks from legal proceedings. From time to time, the Company may be involved in various legal proceedings and other various claims that arise in the ordinary course of its business, which may include commercial, employment, product liability, tort, and other litigation. Current and future litigation, governmental proceedings and investigations, audits, indemnification claims or other claims that the Company faces may result in substantial costs and expenses and significantly divert the attention of its management regardless of the outcome. In addition, these matters could lead to increased costs or interruptions of its normal business operations. Litigation, governmental proceedings and investigations, audits, indemnification claims or other claims involve uncertainties and the eventual outcome of any such matter could adversely affect the Company's business, results of operations or cash flows. For a summary of the Company's infrastructure products litigation, see Note 15, Commitments and Contingencies, to the Company's consolidated financial statements.

The frequency and magnitude of liability claims and the related expenses could lower profitability and increase business risk. The nature of the Company's business subjects the Company to potential liability for claims alleging property damage and personal injury or death arising from the use of or exposure to its products, especially infrastructure products that are installed along roadways. While the Company believes it maintains adequate insurance, an unusually large liability claim or a string of claims could potentially exceed the Company's available insurance coverage. In addition, the availability of, and the Company's ability to collect on, insurance coverage can be subject to factors beyond the Company's control. For example, any accident, incident, or lawsuit involving the Company, its products specifically, or the industries in which the Company operates generally, even if the Company is fully insured, contractually indemnified, or not held to be liable, could significantly affect the cost and availability of insurance to the Company in the future.

If any of the Company's third-party insurers fail, cancel, or refuse coverage, or otherwise are unable to provide the Company with adequate insurance coverage, then the Company's overall risk exposure and operational expenses would increase and the management of the Company's business operations would be disrupted.

Further, as insurance policies expire, increased premiums for renewed or new coverage, if such coverage can be secured, may increase the Company's insurance expense and/or require that the Company increase its self-insured retention or deductibles. The Company maintains primary coverage and excess coverage policies. If the number of claims or the dollar amounts of any such claims rise in any policy year, the Company could suffer additional costs associated with accessing its excess coverage policies. Also, an increase in the loss amounts attributable to such claims could expose the Company to uninsured damages if the Company was unable or elected not to insure against certain claims because of increased premiums or other reasons.

The Company's infrastructure products are installed along roadways in inherently dangerous applications. Accidents involving the Company's infrastructure products could reduce demand for such products and expose the Company to significant damages and reputational harm. The Company is currently defending a number of product liability lawsuits involving the Company's *X-Lite*® end terminal. In June 2019, the Company was informed by letter that the Department of Justice, Civil Division, and U.S. Attorney's Office for the Northern District of New York, with the assistance of the Department of Transportation, Office of Inspector General, are conducting an investigation of the Company relating to the Company's X-Lite end terminal and potential violations of the federal civil False Claims Act. While the Company's infrastructure products are designed to meet all applicable standards in effect in the markets in which such products are offered, the risk of product liability claims, demands for reimbursement or compensatory payments, and associated adverse publicity is inherent in the development, manufacturing, marketing, and sale of such products, including end terminals and crash cushions that are ultimately installed along roadways. In addition to this inherent risk, a sizable False Claims Act judgment against a competitor (which was reversed on appeal) brought significant attention to the infrastructure products industry and may be a factor leading to additional lawsuits, demands, and investigations being pursued against the Company and others in the industry.

An actual or perceived issue with the Company's infrastructure products can lead to a decline in demand for such products, the removal of such products from qualified products lists used by government customers in their purchasing decisions, the removal and replacement of such products from roadways by government customers and demands for reimbursement or compensatory payments for such actions, adverse publicity, claims or litigation, and/or the diversion of management's attention, which could materially and adversely affect the Company's reputation, business, financial condition, and results of operations. While infrastructure product selection, assembly, installation, operation, repair, and maintenance are the responsibilities of dealers, distributors, customers, and/or state departments of transportation, the Company may nevertheless also be subjected to claims, litigation, or demands for reimbursement or compensatory payments in connection with a third party's alleged failure to satisfactorily discharge such responsibilities, including but not limited to claims associated with personal injuries, property damage, and death. Likewise, improper assembly, installation, operation, repair, or maintenance of the Company's infrastructure products may cause such infrastructure products to fail to meet certain performance standards, which could lead to similar consequences as an actual or perceived issue with the infrastructure products themselves.

Although the Company currently maintains insurance against product-related claims or litigation, the Company could be exposed to significant losses arising from claims involving infrastructure products if the Company's insurance does not cover all associated liabilities or if coverage in the future becomes unobtainable on commercially reasonable terms.

General Risks

Epidemics, pandemics, and other outbreaks (including the coronavirus (COVID-19) pandemic) can disrupt the Company's operations and adversely affect its business, results of operations, and cash flows. Epidemics, pandemics, and other outbreaks of an illness, disease, or virus (including COVID-19) have adversely affected, and could adversely affect in the future, workforces, customers, economies, and financial markets globally, potentially leading to economic downturns. The significance of the impact on the Company's operations of an epidemic, pandemic, or other outbreak depends on numerous factors that the Company may not be able to accurately predict or effectively respond to, including, without limitation: the duration and scope of the outbreak (including the extent of surges, mutations, or strains of the outbreak and the efficacy of vaccination and other efforts to contain the outbreak or treat its effects); actions taken by governments, businesses, and individuals in response to the outbreak; the effect on economic activity and actions taken in response; the effect on customers and their demand for the Company's products and services; the effect on the health, wellness, and productivity of the Company's employees; and the Company's ability to manufacture, sell, and service its products, including without limitation as a result of supply chain challenges, facility closures, social distancing, restrictions on travel, fear or anxiety by the populace, and shelter-in-place orders. These and other factors relating to or arising from an epidemic, pandemic, or other outbreak could have a material adverse effect on the Company's business, results of operations, and cash flows, as well as the trading price of the Company's securities. Please also see the discussion on the Company's response to COVID-19 in Item 7 of Part II of this report, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company's profitability may be negatively affected by changes in the availability and price of certain parts, components, and raw materials. The Company requires access to various parts, components, and raw materials at competitive prices in order to manufacture its products. Changes in the availability and price of these parts, components, and raw materials (including steel and zinc), which have changed significantly and rapidly at times and are affected by factors like demand, tariffs, freight costs, and outbreaks, can significantly increase the costs of production. Due to price competition in the market for irrigation equipment and certain infrastructure products, the Company may not be able to recoup increases in these costs through price increases for its products, which would result in reduced profitability. Whether increased operating costs can be passed through to the customer depends on a number of factors, including farm income and the price of competing products. Further, the Company relies on a limited number of suppliers for certain raw materials, parts and components in the manufacturing process. Disruptions or delays in supply or significant price increases from these suppliers could adversely affect the Company's operations and profitability. Such disruptions, terminations or cost increases could result in cost inefficiencies, delayed sales or reduced sales. The aforementioned risks have been, and may continue to be, exacerbated by the impact of COVID-19.

The Company's international sales are highly dependent on foreign market conditions. International revenues are primarily generated from Australia, New Zealand, Canada, Western and Eastern Europe, Mexico, the Middle East, Africa, China, and Central and South America. In addition to risks relating to general economic and potential instability in these countries, a number of countries are particularly susceptible to disruption from changing socioeconomic conditions as well as terrorism, sanctions, war, outbreaks, and similar incidents. During fiscal 2022, sales to Russia and Belarus were paused indefinitely due to the Russian invasion of Ukraine. Sales with Russian, Ukrainian, and Belarusian customers have historically represented less than 5% of consolidated revenues. Commercial activities in Russia and Belarus remain on hold while hostile actions against Ukraine continue. The collectability of international receivables can also be difficult to estimate, particularly in areas of political instability or with governments with which the Company has limited experience or where there is a lack of transparency as to the current credit condition.

The Company's international sales and profit margins are subject to currency exchange risk. The Company's international sales involve some level of export from the U.S., either of components or completed products. Policies and geopolitical events affecting exchange rates could adversely affect the international flow of agricultural and other commodities, which can cause a corresponding downturn in the demand for agricultural equipment in many areas of the world. Further, any strengthening of the U.S. dollar or any other currency of a country in which the Company manufactures its products (e.g. the Euro, the Brazilian real, the South African rand, the Turkish lira, and the Chinese renminbi) and/or any weakening of local currencies can increase the cost of the Company's products in its foreign markets. Irrespective of any effect on the overall demand for agricultural equipment, the effect of these changes can make the Company's products less competitive relative to local producing competitors and, in extreme cases, can result in the Company's products not being cost-effective for customers. As a result, the Company's international sales and profit margins could decline.

Changes in interest rates could reduce demand for the Company's products. Rising interest rates could have a dampening effect on overall economic activity and/or the financial condition of the Company's customers, either or both of which could negatively affect customer demand for the Company's products and customers' ability to repay obligations to the Company. An increase in interest rates could also make it more difficult for customers to cost-effectively fund the purchase of new equipment, which could adversely affect the Company's sales.

The Company's consolidated financial results are reported in U.S. dollars while certain assets and other reported items are denominated in the currencies of other countries, creating currency translation risk. The reporting currency for the Company's consolidated financial statements is the U.S. dollar. Certain of the Company's assets, liabilities, expenses and revenues are denominated in other countries' currencies. Those assets, liabilities, expenses and revenues are translated into U.S. dollars at the applicable exchange rates to prepare the Company's consolidated financial statements. Therefore, increases or decreases in exchange rates between the U.S. dollar and those other currencies affect the value of those items as reflected in the Company's consolidated financial statements. Substantial fluctuations in the value of the U.S. dollar compared to other currencies could have a significant effect on the Company's results.

Security breaches and other disruptions to the Company's information technology infrastructure could interfere with its operations and could compromise the Company's and its customers' and suppliers' information, exposing the Company to liability that could cause its business and reputation to suffer. In the ordinary course of business, the Company relies upon information technology networks and systems to process, transmit and store electronic information, and to manage or support a variety of business functions, including supply chain, manufacturing, distribution, invoicing and collection of payments. The Company uses information technology systems to record, process and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Additionally, the Company collects and stores sensitive data, including intellectual property, proprietary business information and the proprietary business information of customers and suppliers, as well as personally identifiable information of customers and employees, in data centers and on information technology networks. The secure operation of these networks and the processing and maintenance of this information is critical to the Company's business operations and strategy. Despite security measures and business continuity plans, the Company's information technology networks and infrastructure may be vulnerable to damage, disruptions or shutdowns due to, among other reasons, attacks by hackers or breaches due to employee error or malfeasance or other disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. The occurrence of any of these events could compromise the Company's networks, and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations, and damage the Company's reputation, which could adversely affect the Company's business.

ITEM 1B — *Unresolved Staff Comments*

None.

ITEM 2 — *Properties*

The Company's facilities are well-maintained, in good operating condition, and suitable for present purposes. These facilities, together with both short-term and long-term planned capital expenditures, are expected to meet the Company's manufacturing needs in the foreseeable future. The Company does not anticipate any difficulty in retaining occupancy of any leased facilities, either by renewing leases prior to expiration or by replacing them with equivalent leased facilities. The following are the Company's significant properties.

Segment	Geographic location	Own/ lease	Lease expiration	Square feet	Property description
Corporate	Omaha, Nebraska	Lease	2034	55,000	Corporate headquarters
Irrigation	Lindsay, Nebraska	Own	N/A	300,000	Principal U.S. manufacturing plant consists of eight separate buildings located on 122 acres
Irrigation	Corlu, Türkiye	Own	N/A	283,000	Manufacturing plant for irrigation products
Irrigation	Tianjin, China	Lease	2027	163,000	Manufacturing plant for irrigation products
Irrigation	La Chapelle, France	Own	N/A	72,000	Manufacturing plant for irrigation products
Irrigation	Bellville, South Africa	Lease	2027	71,000	Manufacturing plant for irrigation products
Irrigation	Mogi Mirim, Sao Paulo, Brazil	Own	N/A	67,000	Manufacturing plant for irrigation products
Irrigation	Olathe, Kansas	Own	N/A	60,000	Manufacturing plant for machine-to-machine products
Irrigation	Norfolk, Nebraska	Own	N/A	13,400	Manufacturing plant for on-farm telemetry devices
Infrastructure	Milan, Italy	Own	N/A	45,000	Manufacturing plant for infrastructure products
Infrastructure	Rio Vista, California	Own	N/A	30,000	Manufacturing plant for infrastructure products

ITEM 3 — *Legal Proceedings*

In the ordinary course of its business operations, the Company is involved, from time to time, in commercial litigation, product liability litigation, tort litigation, employment disputes, administrative proceedings, business disputes, and other legal proceedings. No such current proceedings, individually or in the aggregate, are expected to have a material effect on the business or financial condition of the Company, other than the specific environmental remediation matters which are disclosed as part of Note 15, Commitments and Contingencies, to the Company's consolidated financial statements. Any revisions to the estimates accrued for environmental remediation could be material to the operating results of any fiscal quarter or fiscal year, however the Company does not expect such additional expenses would have a material adverse effect on its liquidity or financial condition.

For a summary of the Company's infrastructure products litigation, see Note 15, Commitments and Contingencies, to the Company's consolidated financial statements.

ITEM 4 — *Mine Safety Disclosures*

Not applicable.

ITEM 5 — *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Holders

Lindsay Common Stock trades on the New York Stock Exchange, Inc. ("NYSE") under the ticker symbol LNN. As of October 16, 2023, there were approximately 139 stockholders of record.

Purchases of Equity Securities by the Issuer and Affiliated Purchases

The Company's Board of Directors authorized a share repurchase program of up to $250.0 million of common stock with no expiration date. Under the program, shares may be repurchased in privately negotiated and/or open market transactions as well as under formalized trading plans in accordance with the guidelines specified under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. There were no shares repurchased during the twelve months ended August 31, 2023, 2022, and 2021. The remaining amount available under the repurchase program was $63.7 million as of August 31, 2023.

Dividends

The Company paid a total of $15.1 million and $14.6 million in dividends during fiscal 2023 and 2022, respectively. The Company currently expects that cash dividends comparable to those paid historically will continue to be paid in the future, although there can be no assurance as to the payment of future dividends as such payment depends on results of operations, financial condition, business prospects, capital requirements, contractual restrictions, any potential indebtedness the Company may incur, restrictions imposed by applicable law, tax considerations, and other factors that the Board of Directors deems relevant.

Company Stock Performance

The following graph compares the cumulative five-year total return attained by stockholders on the Company's Common Stock relative to the cumulative total returns of the S&P SmallCap 600 Index and the S&P SmallCap 600 Construction, Farm Machinery and Heavy Truck Index for the five-year period ended August 31, 2023. An investment of $100 (with the reinvestment of all dividends) is assumed to have been made in the Company's Common Stock and in each of the indexes on August 31, 2018 and the graph shows its relative performance through August 31, 2023.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Lindsay Corporation, the S&P SmallCap 600 Index
and the S&P 600 Construction Machinery & Heavy Transportation Equipment Index



- □ Lindsay Corporation
- △ S&P SmallCap 600
- ○ S&P 600 Construction Machinery & Heavy Transportation Equipment

*$100 invested on 8/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending August 31.

Copyright© 2023 Standard & Poor's, a division of S&P Global. All rights reserved.

	8/18	8/19	8/20	8/21	8/22	8/23
Lindsay Corporation	100.00	93.47	107.22	178.30	175.17	136.92
S&P SmallCap 600 Index	100.00	84.94	84.48	130.07	114.30	120.62
S&P 600 Construction Machinery & Heavy Trucks	100.00	78.70	89.11	113.56	109.30	149.76

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6 — *[Reserved]*

ITEM 7 — *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Concerning Forward—Looking Statements

This Annual Report on Form 10-K, including Management's Discussion and Analysis of Financial Condition and Results of Operations, contains not only historical information, but also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements that are not historical are forward-looking and reflect expectations for future Company performance. In addition, forward-looking statements may be made orally or in press releases, conferences, reports, on the Company's web site, or otherwise, in the future by or on behalf of the Company. When used by or on behalf of the Company, the words "expect," "anticipate," "estimate," "believe," "intend," "will," "plan," "predict," "project," "outlook," "could," "may," "should," and similar expressions generally identify forward-looking statements. For these statements throughout the Annual Report on Form 10-K, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The entire sections entitled "Financial Overview and Outlook" and "Risk Factors" should be considered forward-looking statements.

Forward-looking statements involve a number of risks and uncertainties, including but not limited to those discussed in the "Risk Factors" section contained in Item 1A. Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results or conditions, which may not occur as anticipated. Actual results or conditions could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described herein, as well as others not now anticipated. The risks and uncertainties described herein are not exclusive and further information concerning the Company and its businesses, including factors that potentially could materially affect the Company's financial results, may emerge from time to time. Except as required by law, the Company assumes no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Company Overview

The Company manufactures and markets center pivot, lateral move, and hose reel irrigation systems. The Company also produces and markets irrigation controls, chemical injection systems, remote monitoring and irrigation scheduling systems. These products are used by farmers to increase or stabilize crop production while conserving water, energy, and labor. Through its acquisitions and third-party commercial arrangements, the Company has been able to enhance its capabilities in providing innovative, turn-key solutions to customers through the integration of designs, controls, and pump stations. The Company sells its irrigation products primarily to a world-wide independent dealer network, who resell to their customers, the farmers. The Company's irrigation production facilities are located in the United States, Brazil, Türkiye (formerly Turkey), France, China and South Africa, and also has distribution and sales operations in the Netherlands, Egypt, Australia, and New Zealand. The Company also manufactures and markets, through distributors and direct sales to customers, various infrastructure products, including moveable barrier systems for traffic lane management, crash cushions, preformed reflective pavement tapes, and other road safety devices, through its production facilities in the United States and Italy, and has produced road safety products in irrigation manufacturing facilities in China, Brazil and Türkiye (formerly Turkey). In addition, the Company's infrastructure segment produces railroad signals and structures.

For the business overall, the global, long-term drivers of population growth, water conservation and environmental sustainability, the need for increased food production, and the need for safer, more efficient transportation solutions remain positive. Key factors which impact demand for the Company's irrigation products include total worldwide agricultural crop production, the profitability of agricultural crop production, agricultural commodity prices, net farm income, availability of financing for farmers, governmental policies regarding the agricultural sector, water and energy conservation policies, the regularity of rainfall, regional climate conditions, food security concerns and foreign currency exchange rates. A key factor which impacts demand for the Company's infrastructure products is the amount of spending authorized by governments to improve road and highway systems. Much of the U.S. highway infrastructure market is driven by government spending programs. For example, the U.S. government funds highway and road improvements through the Federal Highway Trust Fund Program. This program provides funding to improve the nation's roadway system. In November 2021, the Infrastructure Investment and Jobs Act was enacted and included a five-year reauthorization of the Fixing America's Surface Transportation (FAST) Act. This legislation also introduced $110 billion in incremental federal funding planned for roads, bridges, and other transportation projects, which the Company anticipates may translate into higher demand for its transportation safety products.

The Company continues to have an ongoing, structured, acquisition process that it expects to generate additional growth opportunities throughout the world and add to its irrigation and infrastructure capabilities. The Company is committed to achieving earnings growth by global market expansion, improvements in margins, and strategic acquisitions.

New Accounting Standards Issued

See Note 2, New Accounting Pronouncements, to the Company's consolidated financial statements for information regarding recently issued accounting pronouncements.

Critical Accounting Estimates

In preparing the consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"), management must make a variety of decisions which impact the reported amounts and the related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, management applies judgment based on its understanding and analysis of the relevant facts and circumstances. Certain of the Company's accounting policies are critical, as these policies are most important to the presentation of the Company's consolidated results of operations and financial condition. They require the greatest use of judgments and estimates by management based on the Company's historical experience and management's knowledge and understanding of current facts and circumstances. Management periodically re-evaluates and adjusts the estimates that are used as circumstances change. Following is the accounting policy management considers critical to the Company's consolidated results of operations and financial condition:

Warranties

The Company's accounting policy on accounting for its product warranties is critical because it includes significant judgments and estimates by management about the amount, nature, and timing of future product-related warranty costs.

The Company generally warrants its products against certain manufacturing and other defects. These product warranties are provided for specific periods and/or usage of the product. At the time a sale is recognized, the Company records the estimated future warranty costs. The Company generally determines its total future warranty liability by applying historical claims rate experience to the amount of equipment that has been sold and is still within the warranty period. In addition, the Company records provisions for known warranty claims.

The Company periodically reviews the assumptions used to determine the liabilities for product warranties and adjusts its assumptions based upon factors such as actual failure rates and cost experience. A number of factors could affect actual failure rates and cost experience, including the amount and timing of new product introductions, changes in manufacturing techniques or locations, components or suppliers used. If actual costs differ from the estimates, an adjustment may be made to the product warranty liability.

Financial Overview and Outlook

Operating revenues in fiscal 2023 were $674.1 million, a 13 percent decrease compared to $770.7 million in the prior year. Irrigation segment revenues decreased 12 percent to $586.0 million and infrastructure segment revenues decreased 16 percent to $88.1 million. Net earnings for fiscal 2023 increased 11 percent to $72.4 million or $6.54 per diluted share compared with $65.5 million or $5.94 per diluted share in the prior year. Despite lower revenues, improved net earnings resulted from gross margin improvement primarily from improved price realization, lower inflationary impact on input costs and a more favorable margin mix of international revenues.

The global drivers for the Company's irrigation segment are population growth and the attendant need for expanded food production and efficient water use. The need for irrigated agricultural crop production, which depends upon many factors, include the following primary drivers:

- *Agricultural commodity prices* - During fiscal 2023, agricultural commodity prices remained volatile as they continued to be impacted by weather conditions in various regions of the world, China's fluctuating demand for U.S. exports, and the continued conflict between Ukraine and Russia. Corn prices in August 2023 were approximately 32 percent lower and soybean prices approximately 9 percent lower compared to August 2022.

- *Net farm income* - As of August 2023, the U.S. Department of Agriculture (the "USDA") estimated U.S. 2023 net farm income to be $141.3 billion, a decrease of 22.8 percent from the USDA's final U.S. 2022 net farm income of $183.0 billion. The majority of this projected decrease is coming from a reduction in government support payments while cash receipts for crops is projected to decrease by 4 percent. Following record net farm income in 2022, projected net farm income in 2023 remains at a relatively high level historically.

- *Weather conditions* – Demand for irrigation equipment is often positively affected by storm damage and prolonged periods of drought conditions as producers look for ways to reduce the risk of low crop production and crop failures. Conversely, demand for irrigation equipment can be negatively affected during periods of more predictable or abundant natural precipitation.

- *Governmental policies* - A number of government laws and regulations can impact the Company's business, including:

  o The Agricultural Improvement Act of 2018 (the "Farm Bill") was signed into law in December 2018 and provides a degree of certainty to growers, including funding for the Environmental Quality Incentives Program, which provides financial assistance to farmers to implement conservation practices, and is frequently used to assist in the purchase of center pivot irrigation systems. The Farm Bill will expire by the end of calendar 2023, when it is expected to be either extended or replaced by new legislation. However, there can be no assurance that the Farm Bill will be extended or renewed or that any such legislation will provide subsidies at the same levels as are currently provided under the Farm Bill.

  o Changes to U.S. income tax laws enacted in December 2017 increased the benefit of certain tax incentives, such as the Section 179 income tax deduction and Section 168 bonus depreciation, which are intended to encourage equipment purchases by initially allowing 100 percent of the cost of equipment to be treated as an expense in the year of purchase rather than having it amortized over its useful life. This benefit is being phased out by 20 percent per year over a five-year period, beginning in 2023. For calendar 2023, the allowable deduction is 80 percent of the cost of equipment.

  o Biofuel production continues to be a major demand driver for irrigated corn, sugar cane and soybeans as these crops are used in high volumes to produce ethanol and biodiesel. On June 21, 2023, the Environmental Protection Agency ("EPA") announced a final rule setting biofuel volume requirements for the Renewable Fuels Standard (RFS) program for 2023, 2024 and 2025. The final volume requirements reflect an increase in total gallons of renewable fuels in each successive year.

  o Many international markets are affected by government policies such as subsidies and other agriculturally related incentives. While these policies can have a significant effect on individual markets, they typically do not have a material effect on the consolidated results of the Company.

- *Currency* –The value of the U.S. dollar fluctuates in relation to the value of currencies in a number of countries to which the Company exports products and maintains local operations. The strengthening of the dollar increases the cost in the local currency of the products exported from the U.S. into these countries and, therefore, could negatively affect the Company's international sales and margins. In addition, the U.S. dollar value of sales made in any affected foreign currencies will decline as the value of the dollar rises in relation to these other currencies.

Demand for irrigation equipment in the U.S. has declined over the prior year, as farmer sentiment has been negatively impacted by the projected decrease in net farm income, higher interest rates and concerns regarding inflation and general economic uncertainty. This has resulted in customers delaying capital investment decisions. The Company believes this may shift demand for irrigation equipment to later in the calendar year as customers become better-positioned to determine their level of profitability for the current crop year. During this period the Company has been able to maintain its pricing while inflationary pressure on raw material and logistics costs have moderated. The Company expects to continue to actively track these circumstances and will monitor its prices in connection with changes in raw material and other costs.

The most significant opportunities for growth in irrigation sales over the next several years continue to be in international markets where irrigation use is less developed and demand is driven not only by commodity prices and farm income, but also by food security, water scarcity and population growth. While international irrigation markets remain active with opportunities for further development and expansion, regional political and economic factors,

including armed conflict, currency conditions and other factors can create a challenging environment. The Company continues to monitor the Ukraine and Russia conflict for both short and long-term implications and has suspended new business activity in Russia and Belarus since February 2022. Sales with Russian, Ukrainian, and Belarusian customers have historically represented less than 5% of consolidated revenues. Additionally, international results are heavily dependent upon project sales which tend to fluctuate and can be difficult to forecast accurately.

The infrastructure business continues to be driven by the Company's transportation safety products, the demand for which largely depends on government spending for road construction and improvements. The enactment of the Infrastructure Investment and Jobs Act in November 2021 marked the largest infusion of federal investment into infrastructure projects in more than a decade. This legislation introduced $110 billion in incremental federal funding, planned for roads, bridges, and other transportation projects, which the Company anticipates may translate into higher demand for its transportation safety products as funds are appropriated and states begin to implement projects. A limited positive impact was experienced in fiscal 2023 results and a more positive impact is expected in fiscal 2024 and beyond.

As of August 31, 2023, the Company had an order backlog of $78.7 million compared with $96.8 million at August 31, 2022. The irrigation and infrastructure backlogs are lower compared to the prior year. The Company's backlog can fluctuate from period to period due to the seasonality, cyclicality, timing, and execution of contracts. Backlog typically represents long-term projects as well as short lead-time orders; therefore, it is generally not a good indication of the revenues to be realized in succeeding quarters.

Results of Operations

The following "Fiscal 2023 Compared to Fiscal 2022" section presents an analysis of the Company's consolidated operating results displayed in the Consolidated Statements of Earnings and should be read together with the information in Note 18, Industry Segment Information, to the consolidated financial statements. A discussion regarding our financial condition and results of operations for fiscal 2022 compared to fiscal 2021 can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of Part II of our Annual Report on Form 10-K for the fiscal year ended August 31, 2022, filed with the Securities and Exchange Commission ("SEC") on October 20, 2022, which is available free of charge on the SEC's website at www.sec.gov and the Company's website at www.lindsay.com under the tab "Investor Relations – SEC Filings."

Fiscal 2023 Compared to Fiscal 2022

The following table provides highlights for fiscal 2023 compared with fiscal 2022:

($ in thousands)	For the years ended August 31, 2023	2022	Percent increase (decrease)
Consolidated			
Operating revenues	$ 674,084	$ 770,743	(13%)
Cost of operating revenues	$ 461,069	$ 571,565	(19%)
Gross profit	$ 213,015	$ 199,178	7%
Gross margin	31.6%	25.8%	
Operating expenses (1)	$ 110,831	$ 104,535	6%
Operating income	$ 102,184	$ 94,643	8%
Operating margin	15.2%	12.3%	
Other expense	$ (1,809)	$ (6,775)	(73%)
Income tax expense	$ 27,996	$ 22,399	25%
Effective income tax rate	27.9%	25.5%	
Net earnings	$ 72,379	$ 65,469	11%
Irrigation segment (2)			
Operating revenues	$ 586,031	$ 665,829	(12%)
Operating income	$ 121,969	$ 105,763	15%
Operating margin	20.8%	15.9%	
Infrastructure segment (2)			
Operating revenues	$ 88,053	$ 104,914	(16%)
Operating income	$ 12,067	$ 18,328	(34%)
Operating margin	13.7%	17.5%	

(1) Includes corporate general and administrative expenses of $31.8 million and $29.4 million for fiscal 2023 and 2022, respectively.

(2) See Note 18 Industry Segment Information, to the consolidated financial statements, for further details regarding segments.

Revenues

Operating revenues in fiscal 2023 were $674.1 million, a decrease of 13 percent or $96.7 million, compared to $770.7 million in fiscal 2022. Irrigation segment revenues of $586.0 million, increased $79.8 million, or 12 percent, and infrastructure revenues increased $16.9 million, or 16 percent, compared to the prior fiscal year. The irrigation segment provided 87 percent of Company revenue in fiscal 2023 as compared to 86 percent in fiscal 2022.

North America irrigation revenues in fiscal 2023 were $309.5 million a decrease of 13 percent or $46.1 million, from $355.7 million in fiscal 2022. The decrease resulted from lower unit sales volume which was partially offset by higher average selling prices compared to the prior year. Lower unit sales volume in the current year resulted primarily from farmers delaying capital investment decisions due to a number of factors, including a projected decrease in net farm income, higher interest rates and concerns regarding inflation, and general economic uncertainty, as well as a higher level of storm damage replacement demand in the prior year. Higher average selling prices compared to the prior year resulted from the pass through of higher raw material and other costs to customers.

International irrigation revenues in fiscal 2023 were $276.5 million, a decrease of 11 percent or $33.7 million, from $310.1 million in fiscal 2022. The decrease resulted primarily from the completion of a large Egypt project in the prior year that did not repeat and from lower sales in Ukraine, Russia and Australia. This decrease was partially offset by higher sales in South America. The current year was also impacted by the unfavorable effects of foreign currency translation of approximately $3.9 million compared to the prior fiscal year.

Infrastructure segment revenues in fiscal 2023 were $88.1 million a decrease of $16.9 million, or 16 percent, from $104.9 million in fiscal 2022. The decrease resulted primarily from lower Road Zipper System sales compared to the prior year as there were a number of projects in the prior year that did not repeat. This decrease was partially offset by an increase in Road Zipper System lease revenue and higher sales of road safety products compared to the prior year.

Gross Profit

Gross profit was $213.0 million for fiscal 2023, an increase of $13.8 million, or 7 percent, compared to $199.2 million in fiscal 2022. Gross margin was 31.6 percent of sales for fiscal 2023 compared to 25.8 percent of sales for fiscal 2022. Increased gross profit and gross margin in irrigation resulted primarily from improved price realization, lower inflationary impact on input costs and a more favorable margin mix of international revenues, which more than offset the impact of lower revenues compared to the prior year. Prior year irrigation gross margin was negatively impacted by higher raw material costs, which included approximately $7.8 million in additional expense resulting from the effect of the LIFO method of accounting for certain inventory, compared to a reduction of expense of approximately $2.0 million due to the use of LIFO in fiscal 2023. In addition, costs of approximately $1.8 million were incurred in the prior year related to non-recurring factory maintenance and outside consulting services that did not repeat. Decreased gross profit and gross margin in infrastructure resulted primarily from lower Road Zipper System sales compared to the prior year. This decrease was partially offset by improved price realization and lower inflationary impact on input costs compared to the prior year.

Operating Expenses

The Company's operating expenses of $110.8 million for fiscal 2023 increased $6.3 million, or 6 percent, compared to fiscal 2022 operating expenses of $104.5 million. The increase resulted primarily from higher employee incentive expense attributable to improved business results, increased spending on new product development and increased personnel costs compared to the prior year.

Other Expense, net

Other expense of $1.8 million for fiscal 2023 decreased $5.0 million compared to $6.8 million in fiscal 2022. The decrease resulted from lower interest expense, higher interest income and a more favorable impact from foreign currency transaction changes compared to the prior year.

Income Taxes

The Company recorded income tax expense of $28.0 million and $22.4 million for fiscal 2023 and 2022, respectively. The effective tax rate was 27.9 percent and 25.5 percent for fiscal 2023 and 2022, respectively. The higher effective income tax rate in fiscal 2023 reflects an increased proportion of earnings in higher rate foreign jurisdictions, primarily Brazil, compared to the prior year.

Net Earnings

Net earnings for fiscal 2023 were $72.4 million, or $6.54 per diluted share, compared to $65.5 million, or $5.94 per diluted share, for fiscal 2022.

Liquidity and Capital Resources

The Company's cash, cash equivalents, and marketable securities totaled $166.3 million at August 31, 2023 compared with $116.5 million at August 31, 2022. The increase resulted primarily from an increase in net earnings and a reduction in inventories, along with other changes in working capital. The Company requires cash for financing its receivables and inventories, paying operating expenses and capital expenditures, and for dividends and share repurchases. The Company's investments in marketable securities are primarily composed of United States government securities and investment grade corporate bonds. The Company meets its liquidity needs and finances its capital expenditures from its available cash and funds provided by operations along with borrowings under the credit arrangements that are described below. In the normal course of business, the Company enters into contracts and commitments which obligate the Company to make future payments. The Company does not have any additional off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. The Company believes its current cash resources, investments in marketable securities, projected operating cash flow, and remaining capacity under its continuing bank lines of credit are sufficient to cover all of its expected working capital needs, planned capital expenditures and dividends. The Company may require additional borrowings to fund potential acquisitions in the future.

The Company's total cash and cash equivalents held by foreign subsidiaries amounted to $64.6 million and $49.0 million as of August 31, 2023, and 2022, respectively. The Company considers earnings of foreign subsidiaries to be indefinitely reinvested, and would need to accrue and pay incremental state, local, and foreign taxes if such earnings were repatriated to the United States. The Company does not intend to repatriate the funds and does not expect these funds to have a significant impact on the Company's overall liquidity.

Net working capital was $351.4 million at August 31, 2023 as compared with $316.2 million at August 31, 2022. Cash flows provided by operating activities totaled $119.7 million during the year ended August 31, 2023 compared to $3.0 million provided by operating activities during the prior fiscal year. An increase in cash flows provided by operating activities resulted from an increase in net earnings compared to the prior year, a reduction in inventories compared to an increase in the prior year, and other changes in assets and liabilities compared to the prior year.

Cash flows used in investing activities totaled $47.4 million during the year ended August 31, 2023 compared to $9.0 million during the prior fiscal year. The majority of the increase resulted from $30.8 million for the acquisition of a business in fiscal 2023. Capital spending was $18.8 million in fiscal 2023 compared to $15.6 million in fiscal 2022.

Cash flows used in financing activities totaled $17.3 million during the year ended August 31, 2023 compared to $12.7 million during the prior fiscal year. The change was primarily the result of lower proceeds from the exercise of stock options compared to the prior year. Cash flows used in financing activities consists primarily of dividend payments. Dividends paid in fiscal 2023 increased by $0.5 million over fiscal 2022.

Capital Allocation Plan

The Company's capital allocation plan is to continue investing in revenue and earnings growth, combined with a defined process for enhancing returns to stockholders. Priorities for the use of cash under the Company's capital allocation plan include:

- Investment in organic growth including capital expenditures and expansion of international markets,

- Synergistic acquisitions that provide attractive returns to stockholders,

- Dividends to stockholders, along with expectations to increase dividends over time, and

- Opportunistic share repurchases taking into account cyclical and seasonal fluctuations.

Capital Expenditures

Capital expenditures for fiscal 2024 are expected to be between $35.0 million and $40.0 million, including equipment replacement, productivity improvements, new product development and commercial growth investments. An increase over recent levels of capital expenditures relates to modernization and productivity improvements planned at certain manufacturing facilities. The Company's management does maintain flexibility to modify the amount and timing of some of the planned expenditures in response to economic conditions.

Dividends

In fiscal 2023, the Company paid cash dividends of $1.37 per common share or $15.1 million to stockholders as compared to $1.33 per common share or $14.6 million to stockholders in fiscal 2022.

Share Repurchases

The Company's Board of Directors authorized a share repurchase program of up to $250.0 million of common stock with no expiration date. Under the program, shares may be repurchased in privately negotiated and/or open market transactions as well as under formalized trading plans in accordance with the guidelines specified under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. There were no shares repurchased during the years ended August 31, 2023, 2022 and 2021. The remaining amount available under the repurchase program was $63.7 million as of August 31, 2023.

Long-Term Borrowing Facilities

Senior Notes. The Company has outstanding $115.0 million in aggregate principal amount of unsecured Senior Notes, Series A (the "Senior Notes"). The entire principal of the Senior Notes is due and payable on February 19, 2030. Interest on the Senior Notes is payable semi-annually at a fixed annual rate of 3.82 percent. Borrowings under the Senior Notes are unsecured. The Company used the proceeds of the sale of the Senior Notes for general corporate purposes, including acquisitions and dividends.

Revolving Credit Facility. The Company has outstanding a $50.0 million unsecured Amended and Restated Revolving Credit Facility (the "Revolving Credit Facility") with Wells Fargo Bank, National Association ("Wells Fargo") expiring August 26, 2026. The Company intends to use borrowings under the Revolving Credit Facility for working capital purposes and to fund future acquisitions. At August 31, 2023 and 2022, the Company had no outstanding borrowings under the Revolving Credit Facility. The amount of borrowings available at any time under the Revolving Credit Facility is reduced by the amount of standby letters of credit issued by Wells Fargo then outstanding. At August 31, 2023, the Company had the ability to borrow up to $50.0 million under the Revolving Credit Facility. The Revolving Credit Facility may be increased by up to an additional $50.0 million at any time, subject to additional commitment approval. The Revolving Credit Facility was amended to transition the benchmark rate from the London Interbank Offered Rate ("LIBOR") to the Secured Overnight Financing Rate ("SOFR"). Borrowings under the Revolving Credit Facility bear interest at a variable rate equal to the SOFR plus a margin of between 100 and 210 basis points depending on the Company's leverage ratio then in effect (which resulted in a variable rate of 6.66 percent at August 31, 2023), subject to adjustment as set forth in the loan documents for the Revolving Credit Facility. Interest is paid on a monthly to quarterly basis depending on loan type. The Company currently pays an annual commitment fee on the unused portion of the Revolving Credit Facility. The fee is between 0.125 percent and 0.2 percent (0.125 percent at August 31, 2023) on the unused balance depending on the Company's leverage ratio then in effect.

Borrowings under the Revolving Credit Facility have equal priority with borrowings under the Company's Senior Notes. Each of the credit arrangements described above include certain covenants relating primarily to the Company's financial condition. These financial covenants include a funded debt to EBITDA leverage ratio and an interest coverage ratio. In the event that the loan documents for the Revolving Credit Facility were to require the Company to comply with any financial covenant that is not already included or is more restrictive than what is already included in the arrangement governing the Senior Notes, then such covenant shall be deemed incorporated by reference into the Senior Notes for the benefit of the holders of the Senior Notes. Upon the occurrence of any event of default of these covenants, including a change in control of the Company, all amounts outstanding thereunder may be declared to be immediately due and payable. At August 31, 2023 and 2022, the Company was in compliance with all financial loan covenants contained in its credit arrangements in place as of each of those dates.

Inflation

The Company is subject to the effects of changing prices. During fiscal 2022, the Company experienced pricing volatility for purchases of certain commodities, in particular steel and zinc products used in the production of its products, in addition to the availability of labor and logistics. In fiscal 2023, the Company observed steel input cost stabilization and while the overall cost outlook for commodities used in the production of the Company's products is not certain, management believes it can manage these inflationary pressures by introducing appropriate sales price adjustments. However, competitive market pressures may affect the Company's ability to pass price adjustments along to its customers.

ITEM 7A — *Quantitative and Qualitative Disclosures about Market Risk*

The Company uses certain financial derivatives to mitigate its exposure to volatility in interest rates and foreign currency exchange rates. The Company uses these derivative instruments to hedge exposures in the ordinary course of business and does not invest in derivative instruments for speculative purposes. The credit risk under these interest rate and foreign currency agreements is not considered to be significant. The Company attempts to manage market and credit risks associated with its derivative instruments by establishing and monitoring limits as to the types and degree of risk that may be undertaken, and by entering into transactions with counterparties that have investment grade credit ratings. As of August 31, 2023, the Company's derivative counterparty had an investment grade credit rating.

The Company has manufacturing operations in the United States, Brazil, France, Italy, China, Türkiye (formerly Turkey), and South Africa. The Company has sold products throughout the world and purchases certain of its components from third-party international suppliers. Export sales made from the United States are principally U.S. dollar denominated. At times, export sales may be denominated in a currency other than the U.S. dollar. A majority of the Company's revenue generated from operations outside the United States is denominated in local currency. Accordingly, these sales are not typically subject to significant foreign currency transaction risk. The Company's most significant transactional foreign currency exposures are the Euro, the Brazilian real, the South African rand, the Turkish lira, and the Chinese renminbi in relation to the U.S. dollar. Fluctuations in the value of foreign currencies create exposures, which can adversely affect the Company's results of operations. Based on the consolidated statement of earnings for the year ended August 31, 2023, the Company estimates the potential decrease in operating income from a ten percent adverse change in the underlying exchange rates, in U.S. dollar terms, would be approximately $5.8 million.

In order to reduce exposures related to changes in foreign currency exchange rates, the Company, at times, may enter into forward exchanges, option contracts, or cross currency swaps for transactions denominated in a currency other than the functional currency for certain of its operations. This activity primarily relates to economically hedging against foreign currency risk in purchasing inventory, sales of finished goods, intercompany transactions and future settlement of foreign denominated assets and liabilities. At August 31, 2023, the Company had an outstanding foreign currency forward contract to sell a notional amount of 225.3 million South African rand at fixed prices to settle during the next fiscal quarter.

ITEM 8 — *Financial Statements and Supplementary Data*

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Lindsay Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Lindsay Corporation and subsidiaries (the Company) as of August 31, 2023 and August 31, 2022, the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended August 31, 2023, and the related notes and financial statement schedules (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2023 and August 31, 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of August 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated October 19, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of product warranty accrual

As discussed in Notes 1 and 17 to the consolidated financial statements, the Company's product warranty accrual as of August 31, 2023 was $14.5 million. The Company warrants a portion of its products against certain manufacturing and other defects and estimates the amount of warranty accrual based on various factors, including historical warranty costs and sales.

We identified the evaluation of historical claim experience used to estimate the domestic product warranty accrual for the Irrigation segment as a critical audit matter. Subjective auditor judgment was required to evaluate the relevance of historical claim experience in the determination of the estimated product warranty accrual.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the product warranty accrual process, including controls related to the relevance and reliability of historical claim data and the review of significant assumptions used in developing the estimate. We assessed the estimated cost of future claims used in the estimation of product warranty liability by comparing them to the Company's underlying historical claims data that was assessed for relevance and reliability. To assess management's ability to estimate the product warranty accrual, we compared the Company's historical product warranty estimates to actual claim results.

/s/ KPMG LLP

We have served as the Company's auditor since 2001.

Omaha, Nebraska
October 19, 2023

Lindsay Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF EARNINGS

($ and shares in thousands, except per share amounts)	Years ended August 31,		
	2023	2022	2021
Operating revenues	$ 674,084	$ 770,743	$ 567,646
Cost of operating revenues	461,069	571,565	417,441
Gross profit	213,015	199,178	150,205
Operating expenses:			
Selling expense	36,201	33,920	30,816
General and administrative expense	56,412	55,470	51,923
Engineering and research expense	18,218	15,145	13,359
Total operating expenses	110,831	104,535	96,098
Operating income	102,184	94,643	54,107
Other (expense) income:			
Interest expense	(3,788)	(4,269)	(4,751)
Interest income	2,783	622	1,083
Other expense, net	(804)	(3,128)	(53)
Total other (expense) income	(1,809)	(6,775)	(3,721)
Earnings before income taxes	100,375	87,868	50,386
Income tax expense	27,996	22,399	7,814
Net earnings	$ 72,379	$ 65,469	$ 42,572
Earnings per share:			
Basic	$ 6.58	$ 5.97	$ 3.91
Diluted	$ 6.54	$ 5.94	$ 3.88
Shares used in computing earnings per share:			
Basic	11,003	10,965	10,886
Diluted	11,062	11,031	10,985
Cash dividends declared per share	$ 1.37	$ 1.33	$ 1.30

See accompanying notes to consolidated financial statements.

Lindsay Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

($ in thousands)		Years ended August 31,				
		2023		2022		2021
Net earnings	$	72,379	$	65,469	$	42,572
Other comprehensive (loss) income:						
Defined benefit pension plan adjustment, net of tax		306		566		385
Foreign currency translation adjustment, net of hedging activities and tax		(24)		(3,839)		2,345
Unrealized gain (loss) on marketable securities, net of tax		181		(267)		(91)
Total other comprehensive income (loss), net of tax (benefit) expense of ($855), $1,399, and $409		463		(3,540)		2,639
Total comprehensive income	$	72,842	$	61,929	$	45,211

See accompanying notes to consolidated financial statements.

Lindsay Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS

($ and shares in thousands, except par values)	August 31, 2023	August 31, 2022
ASSETS		
Current assets:		
Cash and cash equivalents	$ 160,755	$ 105,048
Marketable securities	5,556	11,460
Receivables, net of allowance of $5,048 and $4,118, respectively	144,774	138,200
Inventories, net	155,932	193,776
Other current assets	20,467	28,617
Total current assets	487,484	477,101
Property, plant, and equipment, net	99,681	94,472
Intangible assets, net	27,719	18,208
Goodwill	83,121	67,130
Operating lease right-of-use assets	17,036	19,181
Deferred income tax assets	10,885	9,313
Other noncurrent assets	19,734	25,248
Total assets	$ 745,660	$ 710,653
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 44,278	$ 60,036
Current portion of long-term debt	226	222
Other current liabilities	91,604	100,684
Total current liabilities	136,108	160,942
Pension benefits liabilities	4,382	4,892
Long-term debt	115,164	115,341
Operating lease liabilities	17,689	19,810
Deferred income tax liabilities	689	1,054
Other noncurrent liabilities	15,977	15,256
Total liabilities	290,009	317,295
Shareholders' equity:		
Preferred stock of $1 par value - authorized 2,000 shares; no shares issued and outstanding	—	—
Common stock at $1 par value - authorized 25,000 shares; 19,094 and 19,063 shares issued at August 31, 2023 and 2022, respectively	19,094	19,063
Capital in excess of stated value	98,508	94,006
Retained earnings	636,297	579,000
Less treasury stock - at cost, 8,083 shares	(277,238)	(277,238)
Accumulated other comprehensive loss, net	(21,010)	(21,473)
Total shareholders' equity	455,651	393,358
Total liabilities and shareholders' equity	$ 745,660	$ 710,653

See accompanying notes to consolidated financial statements.

Lindsay Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
($ and shares in thousands, except per share amounts)

	Shares of common stock	Shares of treasury stock	Common stock	Capital in excess of stated value	Retained earnings	Treasury stock	Accumulated other comprehensive loss, net	Total shareholders' equity
Balance at August 31, 2020	18,918	8,083	$ 18,918	$ 77,686	$ 499,724	$ (277,238)	$ (20,572)	$ 298,518
Comprehensive income:								
Net earnings					42,572			42,572
Other comprehensive income							2,639	2,639
Total comprehensive income								45,211
Cash dividends ($1.30) per share					(14,166)			(14,166)
Issuance of common shares under share compensation plans, net	73		73	2,623				2,696
Share-based compensation expense				6,186				6,186
Balance at August 31, 2021	18,991	8,083	$ 18,991	$ 86,495	$ 528,130	$ (277,238)	$ (17,933)	$ 338,445
Comprehensive income:								
Net earnings					65,469			65,469
Other comprehensive loss							(3,540)	(3,540)
Total comprehensive income								61,929
Cash dividends ($1.33) per share					(14,599)			(14,599)
Issuance of common shares under share compensation plans, net	72		72	2,053				2,125
Share-based compensation expense				5,458				5,458
Balance at August 31, 2022	19,063	8,083	$ 19,063	$ 94,006	$ 579,000	$ (277,238)	$ (21,473)	$ 393,358
Comprehensive income:								
Net earnings					72,379			72,379
Other comprehensive loss							463	463
Total comprehensive income								72,842
Cash dividends ($1.37) per share					(15,082)			(15,082)
Issuance of common shares under share compensation plans, net	31		31	(2,027)				(1,996)
Share-based compensation expense				6,529				6,529
Balance at August 31, 2023	19,094	8,083	$ 19,094	$ 98,508	$ 636,297	$ (277,238)	$ (21,010)	$ 455,651

See accompanying notes to consolidated financial statements.

Lindsay Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)		Years ended August 31,				
		2023		2022		2021
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net earnings	$	72,379	$	65,469	$	42,572
Adjustments to reconcile net earnings to net cash provided by operating activities:						
Depreciation and amortization		19,282		20,178		19,177
Provision for uncollectible accounts receivable		881		903		771
Deferred income taxes		—		(2,063)		1,911
Share-based compensation expense		6,529		5,458		6,186
Foreign currency transaction loss (gain)		1,126		2,274		(1,934)
Other, net		1,569		695		(828)
Changes in assets and liabilities:						
Receivables		(4,926)		(47,514)		(11,535)
Inventories		40,954		(53,803)		(38,158)
Other current assets		4,693		1,220		(8,132)
Accounts payable		(15,274)		13,832		17,993
Other current liabilities		(9,135)		186		18,433
Other noncurrent assets and liabilities		1,629		(3,787)		(2,488)
Net cash provided by operating activities		119,707		3,048		43,968
CASH FLOWS FROM INVESTING ACTIVITIES:						
Purchases of property, plant and equipment		(18,775)		(15,595)		(26,511)
Purchases of marketable securities available-for-sale		(4,932)		(18,468)		(19,356)
Proceeds from maturities of marketable securities available-for-sale		10,982		25,968		18,825
Acquisition of business, net of cash acquired		(30,842)		—		—
Other investing activities, net		(3,850)		(855)		(577)
Net cash used in investing activities		(47,417)		(8,950)		(27,619)
CASH FLOWS FROM FINANCING ACTIVITIES:						
Proceeds from exercise of stock options		32		2,894		3,965
Common stock withheld for payroll tax obligations		(2,471)		(1,181)		(1,269)
Proceeds from employee stock purchase plan		444		412		—
Principal payments on long-term debt		(222)		(218)		(195)
Dividends paid		(15,082)		(14,599)		(14,166)
Net cash used in financing activities		(17,299)		(12,692)		(11,665)
Effect of exchange rate changes on cash and cash equivalents		716		(3,465)		1,020
Net change in cash and cash equivalents		55,707		(22,059)		5,704
Cash and cash equivalents, beginning of period		105,048		127,107		121,403
Cash and cash equivalents, end of period	$	160,755	$	105,048	$	127,107
SUPPLEMENTAL CASH FLOW INFORMATION						
Income taxes paid		20,305		15,738		6,805
Interest paid		3,907		3,811		4,640
NONCASH INVESTING ACTIVITIES						
Issuance of notes receivable from sale of business		—		—		2,051

See accompanying notes to consolidated financial statements.

Lindsay Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Description of Business and Significant Accounting Policies

Lindsay Corporation, along with its subsidiaries (collectively called "Lindsay" or the "Company"), is a global leader in providing a variety of proprietary water management and road infrastructure products and services. The Company has been involved in the manufacture and distribution of agricultural irrigation equipment since 1955 and has grown from a regional company to an international water efficiency solutions and highway infrastructure firm with worldwide sales and distribution. Lindsay, a Delaware corporation, maintains its global headquarters in Omaha, Nebraska. The Company has operations which are categorized into two reporting segments.

Irrigation Segment
The Company's irrigation segment includes the manufacture and marketing of center pivot, lateral move, and hose reel irrigation systems which are used principally in the agricultural industry to increase or stabilize crop production while conserving water, energy and labor. The irrigation segment also manufactures and markets repair and replacement parts for its irrigation systems and controls. The Company continues to strengthen irrigation product offerings through innovative technology such as Global Positioning System ("GPS") positioning and guidance, variable rate irrigation, wireless irrigation management, machine-to-machine ("M2M") communication technology solutions and mobile device applications. The Company's domestic irrigation manufacturing facilities are located in Lindsay, Nebraska and Olathe, Kansas. Internationally, the Company has production operations in Brazil, France, China, Türkiye (formerly Turkey) and South Africa as well as distribution and sales operations in the Netherlands, Egypt, Australia and New Zealand. The Company also exports equipment from the U.S. to other international markets.

Infrastructure Segment
The Company's infrastructure segment includes the manufacture and marketing of moveable barriers, specialty barriers, crash cushions and end terminals, road marking and road safety equipment, and railroad signals and structures. The principal infrastructure manufacturing facilities are located in Rio Vista, California; Milan, Italy; and Lindsay, Nebraska.

Notes to the consolidated financial statements describe various elements of the financial statements and the accounting policies, estimates, and assumptions applied by management. While actual results could differ from those estimated at the time of preparation of the consolidated financial statements, management believes that the accounting policies, assumptions, and estimates applied promote the representational faithfulness, verifiability, neutrality, and transparency of the accounting information included in the consolidated financial statements. The significant accounting policies of the Company are as follows:

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled for exchange of those goods or services. Refer to Note 3 for additional information regarding our revenue recognition policy under ASC 606.

Share-Based Compensation
The Company recognizes compensation expense for all share-based payment awards made to employees and directors based on estimated fair values on the date of grant. The Company uses the straight-line amortization method over the vesting period of the awards and records forfeitures as they occur.. The Company has historically issued shares upon exercise of stock options or vesting of restricted stock units or performance stock units.

The value of the portion of the award that is ultimately expected to vest is recognized as expense in the Company's consolidated statement of earnings over the periods during which the employee or director is required to perform a service in exchange for the award.

The Company uses the Black-Scholes option-pricing model ("Black-Scholes model") as its valuation method for stock option awards. Under the Black-Scholes model, the fair value of stock option awards on the date of grant is estimated using an option-pricing model that is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to, the Company's expected stock price volatility over the term of the awards and actual and projected employee stock option exercise behaviors. Restricted stock, restricted stock units, and the performance-based portion of performance stock units issued under the 2015 Long-Term Incentive Plan will have a grant-date fair value equal to the fair market value of the underlying stock on the grant date less present value of expected dividends. The portion of performance stock units based on market-based metrics will have a grant-date fair value calculated through a Monte Carlo simulation model using a number of inputs. The inputs to the Company's Monte Carlo valuation model are summarized in Note 19 – Share-Based Compensation.

Warranty Costs

The Company's provision for product warranty reflects management's best estimate of probable liability under its product warranties. At the time a sale is recognized, the Company records the estimated future warranty costs. The Company generally determines its total future warranty liability by applying historical claims rate experience to the amount of equipment that has been sold and is still within the warranty period. In addition, the Company records provisions for known warranty claims and adjusts for current trends, if applicable. This provision is periodically adjusted to reflect actual experience.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less.

Marketable Securities

The Company accounts for and classifies its marketable securities in accordance with the accounting guidance related to the accounting and classification of certain investments in marketable securities. The determination on appropriate classification is based primarily on management's ability and intent to sell the debt security.

The Company's investment in marketable securities consists of United States treasury bonds and investment grade corporate bonds. The marketable securities are classified as available-for-sale and are carried at fair value with the change in unrealized gains and losses reported as a separate component on the consolidated statements of comprehensive income until realized. The Company determines fair value using data points that are observable, such as quoted prices and interest rates. Investment income is recorded within interest income on the consolidated statements of earnings. As of August 31, 2023, approximately 96% of the Company's marketable securities investments mature within one year and 4% mature within one to two years.

Receivables, net

Trade receivables are reported on the balance sheet net of an allowance for expected credit losses. The allowance for expected credit losses is based on a number of factors, including the aging of outstanding receivables and historical losses. In addition, the Company incorporates current economic conditions and customer specific circumstances and details in its estimate for expected credit losses. Receivables are written off against the allowance when the receivable is deemed uncollectible and all collection efforts have been completed.

The Company's allowance for all expected credit losses related to outstanding receivables increased to $5.0 million at August 31, 2023 from $4.1 million at August 31, 2022. The Company's evaluation of the adequacy of the allowance for credit losses is based on facts and circumstances available to the Company at the date the consolidated financial statements are issued and considers any significant changes in circumstances occurring through the date that the financial statements are issued.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the last-in, first-out ("LIFO") method, the first-in, first-out ("FIFO") method, or the weighted average cost method for inventory depending on the operations at each specific location. At all locations, the Company reserves for obsolete, slow moving, and excess inventory by estimating the net realizable value based on the potential future use of such inventory.

Property, Plant, and Equipment

Property, plant, equipment, and capitalized assets held for lease are stated at cost. The Company capitalizes major expenditures and charges to operating expenses the cost of current maintenance and repairs. Provisions for depreciation and amortization have been computed principally on the straight-line method for property, plant, and equipment. Rates used for depreciation are based principally on the following expected lives: buildings -- 15 to 40 years; equipment -- 3 to 7 years; computer hardware and software – 3 to 5 years; leased barrier transfer machines -- 8 to 10 years; leased barriers -- 12 years; other -- 2 to 20 years and leasehold improvements – shorter of the economic life or term of the lease. The Company's internally developed software is included in computer hardware and software. All of the Company's long-lived asset groups are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset group, an impairment loss is recognized based upon the difference between the fair value of the asset and its carrying value. No impairments were recorded during the fiscal years ended August 31, 2023, 2022, and 2021. The cost and accumulated depreciation relating to assets retired or otherwise disposed of are eliminated from the respective accounts at the time of disposition. The resulting gain or loss is included in operating income in the consolidated statements of earnings.

Valuation of Goodwill and Identifiable Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. Acquired intangible assets are recognized separately from goodwill. Goodwill and other intangible assets are tested for impairment at least annually and whenever triggering events or changes in circumstances indicate its carrying value may not be recoverable. Assessment of the potential impairment of goodwill and identifiable intangible assets is an integral part of the Company's normal ongoing review of operations. Testing for potential impairment of these assets is significantly dependent on numerous assumptions and reflects management's best estimates at a particular point in time. The dynamic economic environments in which the Company's businesses operate and key economic and business assumptions related to projected selling prices, market growth, inflation rates and operating expense ratios, can significantly affect the outcome of impairment tests. Estimates based on these assumptions may differ significantly from actual results. Changes in factors and assumptions used in assessing potential impairments can have a significant impact on the existence and magnitude of impairments, as well as the time in which such impairments are recognized.

In fiscal 2023, in conjunction with the Company's annual review for impairment, the Company performed a qualitative analysis of goodwill for each of the Company's reporting units, which are the same as its operating segments, and did not identify any potential impairment. The estimated fair value of all reporting units is substantially in excess of its carrying value. Also in fiscal 2023, the Company performed a qualitative analysis of other intangible assets and concluded there were no indicators of impairment.

Income Taxes

Income taxes are accounted for utilizing the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. These expected future tax consequences are measured based on currently enacted tax rates. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date. In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company's evaluation of the adequacy of any potential allowance is based on facts and circumstances available to the Company at the date the consolidated financial statements are issued and considers any significant changes in circumstances occurring through the date that the financial statements are issued.

Net Earnings per Share

Basic net earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted net earnings per share is computed using the weighted average number of common shares outstanding plus dilutive potential common shares outstanding during the period.

Employee stock options, non-vested shares and similar equity instruments granted by the Company are treated as potential common share equivalents outstanding in computing diluted net earnings per share. The Company's diluted common shares outstanding reported in each period includes the dilutive effect of restricted stock units, in-the-money options, and performance stock units for which threshold performance conditions have been satisfied and is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method, the amount the employee must pay for exercising stock options, and the amount of compensation cost for future service that the Company has not yet recognized, are assumed to be used to repurchase shares.

Derivative Instruments and Hedging Activities

The Company uses certain financial derivatives to mitigate its exposure to volatility in interest rates and foreign currency exchange rates. All derivative instruments are recorded on the balance sheet at their respective fair values. The Company uses these derivative instruments only to hedge exposures in the ordinary course of business and does not invest in derivative instruments for speculative purposes. On the date a derivative contract is entered into, the Company may elect to designate the derivative as a fair value hedge, a cash flow hedge, or the hedge of a net investment in a foreign operation.

The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivative that is used in the hedging transaction is effective. Changes in fair value of derivative instruments that qualify as hedges of a net investment in foreign operations are recorded as a component of accumulated currency translation adjustment in accumulated other comprehensive income ("AOCI"), net of related income tax effects.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. In situations in which the Company does not elect hedge accounting or hedge accounting is discontinued and the derivative is retained, the Company carries or continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value through earnings. The Company manages market and credit risks associated with its derivative instruments by establishing and monitoring limits as to the types and degree of risk that may be undertaken, and by entering into transactions with high-quality counterparties. As of August 31, 2023, the Company's derivative counterparties had investment grade credit ratings.

Fair Value Measurements

The Company's disclosure of the fair value of assets and liabilities is based on a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- Level 1 – inputs to valuation techniques are quoted prices in active markets for identical assets or liabilities

- Level 2 – inputs to the valuation techniques are other than quoted prices but are observable for the assets or liabilities, either directly or indirectly

- Level 3 – inputs to the valuation techniques are unobservable for the assets or liabilities

Treasury Stock

When the Company repurchases its outstanding stock, it records the repurchased shares at cost as a reduction to shareholders' equity. The weighted average cost method is utilized for share re-issuances. The difference between the cost and the re-issuance price is charged or credited to a "capital in excess of stated value – treasury stock" account to the extent that there is a sufficient balance to absorb the charge. If the treasury stock is sold for an amount less than its cost and there is not a sufficient balance in the capital in excess of stated value – treasury stock account, the excess is charged to retained earnings.

Contingencies

The Company's accounting for contingencies covers a variety of business activities including contingencies for legal exposures and environmental exposures. The Company accrues these contingencies when its assessments indicate that it is probable that a liability has been incurred and an amount can be reasonably estimated. The Company's estimates are based on currently available facts and its estimates of the ultimate outcome or resolution. Actual results may differ from the Company's estimates resulting in an impact, positive or negative, on earnings.

Environmental Remediation Liabilities

Environmental remediation liabilities include costs directly associated with site investigation and clean up, such as materials, external contractor costs and incremental internal costs directly related to the remedy. The Company accrues the anticipated cost of environmental remediation when the obligation is probable and can be reasonably estimated. Estimates used to record environmental remediation liabilities are based on the Company's best estimate of probable future costs based on site-specific facts and circumstances. Estimates of the cost for the likely remedy are developed using internal resources or by third-party environmental engineers or other service providers. The Company records the environmental remediation liabilities that represent the points in the range of estimates that are most probable or the minimum amount when no amount within the range is a better estimate than any other amount. Portions of the long-term liability that are fixed and reliably determinable are discounted at a risk-free rate.

Translation of Foreign Currency

The Company's portion of the assets and liabilities related to foreign investments are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Revenue and expenses are translated at the average rates of exchange prevailing during the year. Unrealized gains or losses are reflected within common shareholders' equity as accumulated other comprehensive income or loss.

Note 2 – New Accounting Pronouncements

Recent Accounting Guidance Adopted

In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2019-12, *Simplifying the Accounting for Income Taxes,* which simplifies the accounting and related disclosure requirements for income taxes. The Company adopted this standard in the first quarter of its fiscal 2022. The adoption of this ASU did not have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments*. The standard replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses on instruments within its scope, including trade receivables. This update is intended to provide financial statement users with more decision-useful information about the expected credit losses. The Company adopted this in the first quarter of the Company's fiscal 2021. The adoption of this ASU did not have a material impact on its consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU No. 2017-04, *Simplifying the Test for Goodwill Impairment*, which eliminates the requirement to calculate the implied fair value of goodwill; rather, an entity will measure its goodwill impairment by the amount the carrying value exceeds the fair value of a reporting unit. The Company adopted this in the first quarter of the Company's fiscal 2021. The adoption of this ASU did not have a material impact on its consolidated financial statements and related disclosures.

Recent Accounting Guidance Not Yet Adopted

In September 2022, the FASB issued ASU No. 2022-04, *Liabilities - Supplier Finance Programs*, which requires annual and interim disclosures for entities that finance its purchases with supplier finance programs. These amendments are effective for the Company beginning it its fiscal 2024, except for the amendment on rollforward information, which is effective for the Company beginning in its fiscal 2025. The adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

Note 3 – Revenue Recognition

The Company determines the appropriate revenue recognition for its contracts by analyzing the type, terms and conditions of each contract or arrangement with a customer. Revenue is recognized when the Company satisfies the performance obligation by transferring control over goods or services to a customer. The amount of revenue recognized is measured as the consideration the Company expects to receive in exchange for those goods or services pursuant to a contract with the customer. The Company does not recognize revenue in cases where collectability is not probable, and defers the recognition until collection is probable or payment is received. Sales taxes, value added taxes, and other taxes collected from its customers concurrent with its revenue activities are excluded from revenue.

The Company elected to use the practical expedient of treating shipping and handling costs associated with outbound freight as a fulfillment obligation instead of a separate performance obligation. Shipping and handling fees billed to the customer are reported as revenue and recorded in the same period as the associated fulfillment costs. Customer rebates, cash discounts and other sales incentives are recorded as a reduction of revenues in the period in which the sale is recognized.

For contracts with a length longer than twelve months, the unsatisfied performance obligations were $1.5 million and $2.0 million at August 31, 2023 and 2022, respectively.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation using the stand-alone selling price of each distinct good or service in the contract. For most performance obligations, the stand-alone selling price is directly observable as these goods or services are also sold separately by the Company. For performance obligations where the stand-alone selling price is not directly observable, the Company uses the expected cost plus a margin approach, under which the expected costs of satisfying a performance obligation are forecasted and then an appropriate margin for that distinct good or service is added.

The Company's performance obligations are satisfied at either a point in time or over time depending on the measure of progress applied toward the complete satisfaction in the transfer of control of the related goods and services to the customer.

Revenue recognized at a point in time is derived from the sale of equipment and related parts. Revenue recognition for equipment and parts is generally at a point in time upon transfer of control of the goods to the customer which generally happens upon shipment of goods to the customer.

Revenue recognized over time is primarily derived from remote monitoring subscription services and custom and contract manufactured products. For fixed price agreements, the Company recognizes revenue on an inputs basis, using total costs incurred to date as a percentage of total costs expected to be incurred. For time and material arrangements, the Company utilizes an output method of resources consumed such as the expended hours times the hourly billing rate. For remote monitoring subscription services, customers are generally billed in advance and revenue is recognized ratably over the life of the agreement.

For custom and contract manufactured products, the transfer of control is continuous over the life of the agreement and products do not have an alternate use to the Company. When the customer agreements contain contractual termination clauses and right to payment for work performed to date, the revenue from these agreements is recognized over time as the products are produced.

The Company also leases certain infrastructure property to customers. Revenues from the leasing of infrastructure property are recognized on a straight-line basis over the lease term.

A breakout by segment of revenue recognized over time versus point in time for twelve months ended August 31, 2023 and 2022, is as follows:

($ in thousands)	Irrigation		Infrastructure		Total	
Year ended August 31, 2023						
Point in time	$	559,826	$	69,540	$	629,366
Over time		26,205		6,334		32,539
Revenue from the contracts with customers		586,031		75,874		661,905
Lease revenue		—		12,179		12,179
Total operating revenues	$	586,031	$	88,053	$	674,084

($ in thousands)	Irrigation		Infrastructure		Total	
Year ended August 31, 2022						
Point in time	$	643,169	$	88,681	$	731,850
Over time		22,660		5,753		28,413
Revenue from the contracts with customers		665,829		94,434		760,263
Lease revenue		—		10,480		10,480
Total operating revenues	$	665,829	$	104,914	$	770,743

Further disaggregation of revenue is disclosed in the Note 18 – Industry Segment Information.

Contract Balances

Contract assets arise when recorded revenue for a contract exceeds the amounts billed under the terms of such contract. Contract liabilities arise when billed amounts exceed revenue recorded. Amounts are billable to customers upon various measures of performance, including achievement of certain milestones and completion of specified units of completion of the contract.

Contract assets primarily relate to the Company's rights to consideration for work completed but not billed at the reporting date. The contract liabilities primarily relate to the advance consideration received from customers for customer contracts, for which transfer of control of products or performance of service occurs in the future, and therefore revenue is recognized upon completion of the performance obligation. The Company has elected to recognize the incremental costs of obtaining a contract with a term of less than one year as a selling expense when incurred.

At August 31, 2023 and 2022, contract assets amounted to $1.3 million and $0.9 million, respectively. These amounts are included within other current assets on the consolidated balance sheet.

At August 31, 2023, and 2022, contract liabilities amounted to $20.5 million and $30.6 million, respectively. Contract liabilities are included within other current liabilities and noncurrent liabilities on the consolidated balance sheet. During the year ended August 31, 2023, the Company recognized $27.7 million of revenue that was included in the liability as of August 31, 2022. The revenue recognized was due to performance obligations being completed during the year. Amounts included here exclude deferred lease revenues that are also included within other current liabilities.

Note 4 – Acquisitions and Divestitures

FieldWise, LLC

On July 28, 2023 ("the acquisition date"), the Company completed the acquisition of the membership interests of FieldWise, LLC ("FieldWise"). FieldWise is a market leader in agricultural technology products with a focus on subscription-based, precision irrigation solutions. The purchase price of $32.6 million was financed through an all cash transaction from the Company's cash on hand.

The following table summarizes the preliminary purchase price allocation for FieldWise at the acquisition date. The Company expects the purchase price allocation to be finalized by the end of fiscal 2024.

($ in thousands)	Total
Cash and cash equivalents	$ 1,779
Accounts receivable	376
Inventories	2,651
Property and equipment	2,443
Deferred tax asset	94
Intangible assets	11,400
Goodwill	15,589
Accounts payable and accrued liabilities	(252)
Deferred revenues	(1,229)
Non-current deferred revenues	(230)
Total purchase price	32,621

The acquired intangible assets include amortizable intangible assets of $10.7 million and indefinite-lived intangible assets of $0.7 million related to tradenames. The amortizable intangible assets have a weighted average useful life of approximately 13.1 years. The following table summarizes the identifiable intangible assets at fair value.

($ in thousands)	Weighted average useful life in years	Fair value of identifiable asset
Intangible assets:		
Customer relationships	15.0	$ 8,700
Developed technology	5.0	2,000
Tradenames	N/A	700
Total intangible assets	13.1	$ 11,400

Goodwill related to the acquisition of FieldWise primarily relates to intangible assets that do not qualify for separate recognition, including the experience and knowledge of FieldWise management, its assembled workforce, and its intellectual capital and specialization with monitoring technology solutions, data acquisition and management systems. This goodwill is included in the irrigation reporting segment and is deductible for income tax purposes. Pro forma information related to this acquisition was not included because the impact on the Company's consolidated financial statements was not considered to be material.

IRZ Consulting, LLC
On August 27, 2021, the Company completed the divestiture of ownership interests in IRZ Consulting, LLC ("IRZ"). Proceeds from the sale totaled $3.4 million, which consisted of (i) $1.3 million in cash and (ii) $2.1 million in short-term notes. A gain of $1.1 million was recorded in general and administrative expense on the consolidated statement of earnings in the year ended August 31, 2021.

Note 5 – Net Earnings Per Share

The following table shows the computation of basic and diluted net earnings per share for fiscal 2023, 2022, and 2021:

	For the years ended August 31,		
($ and shares in thousands, except per share amounts)	2023	2022	2021
Numerator:			
Net earnings	$ 72,379	$ 65,469	$ 42,572
Denominator:			
Weighted average shares outstanding	11,003	10,965	10,886
Diluted effect of stock equivalents	59	66	99
Weighted average shares outstanding assuming dilution	11,062	11,031	10,985
Basic net earnings per share	$ 6.58	$ 5.97	$ 3.91
Diluted net earnings per share	$ 6.54	$ 5.94	$ 3.88

Certain stock options and restricted stock units were excluded from the computation of diluted net earnings per share because their effect would have been anti-dilutive. Performance stock units are excluded from the calculation of dilutive potential common shares until the threshold performance conditions have been satisfied. The number of securities excluded from the computation of earnings per share because their effect would have been anti-dilutive was not significant for fiscal 2023, 2022, and 2021.

Note 6 – Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss is included in the accompanying consolidated balance sheets in the shareholders' equity section, and consists of the following components:

	August 31,	
($ in thousands)	2023	2022
Accumulated other comprehensive loss:		
Defined benefit pension plan, net of tax benefit of $620 and $716	$ (1,971)	(2,277)
Foreign currency translation, net of hedging activities, net of tax expense of $3,868 and $4,875	(18,948)	(18,924)
Unrealized loss on marketable securities, net of tax benefit of $23 and $78	(91)	(272)
Total accumulated other comprehensive loss	$ (21,010)	$ (21,473)

The following is a roll-forward of the balances in accumulated other comprehensive loss, net of tax.

($ in thousands)		Defined benefit pension plan		Foreign currency translation		Unrealized gain (loss) on marketable securities		Accumulated other comprehensive loss
Balance at August 31, 2021	$	(2,843)	$	(15,085)	$	(5)	$	(17,933)
Current period change		566		(3,839)		(267)		(3,540)
Balance at August 31, 2022		(2,277)		(18,924)		(272)		(21,473)
Current period change		306		(24)		181		463
Balance at August 31, 2023	$	(1,971)	$	(18,948)	$	(91)	$	(21,010)

Note 7 – Income Taxes

For financial reporting purposes earnings before income taxes include the following components:

		For the years ended August 31,				
($ in thousands)		2023		2022		2021
United States	$	40,066	$	34,465	$	28,605
Foreign		60,309		53,403		21,781
	$	100,375	$	87,868	$	50,386

Significant components of the income tax provision are as follows:

		For the years ended August 31,				
($ in thousands)		2023		2022		2021
Current:						
Federal	$	8,119	$	5,678	$	2,432
State		1,690		1,310		733
Foreign		18,187		17,474		2,738
Total current		27,996		24,462		5,903
Deferred:						
Federal		(684)		244		2,251
State		(76)		34		281
Foreign		760		(2,341)		(621)
Total deferred		—		(2,063)		1,911
Total income tax provision	$	27,996	$	22,399	$	7,814

Total income tax provision resulted in effective tax rates differing from that of the statutory United States federal income tax rates. The reasons for these differences are:

	For the years ended August 31,					
	2023		2022		2021	
($ in thousands)	Amount	%	Amount	%	Amount	%
U.S. statutory rate	$21,079	21.0	$18,452	21.0	$10,581	21.0
State and local taxes, net of federal tax benefit	1,259	1.3	1,069	1.2	859	1.7
Foreign tax rate differences	6,017	6.0	3,318	3.8	(390)	(0.8)
U.S. tax reform	(103)	(0.1)	313	0.4	339	0.7
Deferred tax asset valuation allowance	(610)	(0.6)	—	—	(2,169)	(4.3)
Federal credits	(445)	(0.4)	(444)	(0.6)	(629)	(1.2)
Uncertain tax benefits	(84)	(0.1)	(369)	(0.4)	(622)	(1.2)
Capital gains	529	0.5	—	—	—	—
Other	354	0.3	60	0.1	(155)	(0.3)
Effective rate	$27,996	27.9	$22,399	25.5	$ 7,814	15.5

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

($ in thousands)	August 31,	
	2023	2022
Deferred tax assets:		
Accrued expenses	$ 11,467	$ 12,569
Warranty	3,433	3,336
Defined benefit pension plan	1,253	1,391
Inventory	2,749	2,544
Share-based compensation	1,722	1,474
Vacation	935	773
Net operating loss and capital loss carry forwards	189	1,208
Deferred revenue	1,379	1,422
Allowance for doubtful accounts	1,338	1,122
Lease liabilities	3,656	3,868
Capitalized research and development expenditures	2,009	—
Other	1,490	878
Gross deferred tax assets	31,620	30,585
Valuation allowance	(491)	(1,203)
Net deferred tax assets	$ 31,129	$ 29,382
Deferred tax liabilities:		
Intangible assets	$ (5,085)	$ (5,389)
Property, plant, and equipment	(12,718)	(11,441)
Lease assets	(2,844)	(2,999)
Derivative contract	(286)	(1,294)
Total deferred tax liabilities	$ (20,933)	$ (21,123)
Net deferred tax assets	$ 10,196	$ 8,259

In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The discrete items recorded in both fiscal 2023 and 2022 were not significant. As of August 31, 2023, the Company had a valuation allowance of $0.5 million related to deferred tax assets in a jurisdiction where the Company does not expect to realize the deferred benefit. The Company also had recorded a valuation allowance of $0.8 million as of August 31, 2022 related to capital losses from business divestitures where the Company believes it is more likely than not that the benefit from the capital loss will not be realized. The remaining valuation allowance related to deferred tax assets in a certain foreign tax jurisdiction not subject to tax due to a free trade zone exemption.

The Company does not intend to, and has not historically, repatriated earnings of its foreign subsidiaries. Thus, the Company has not provided a deferred income tax liability on these undistributed earnings that are indefinitely reinvested. The Company would recognize a deferred income tax liability if the Company were to determine that such earnings were no longer indefinitely reinvested. There are other taxes that may be incurred if the Company would repatriate earnings of its foreign subsidiaries. It is not practicable to estimate the amount of income taxes that would be incurred if the Company would repatriate earnings of its foreign subsidiaries.

The Company recognizes tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. Unrecognized tax benefits are tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards.

A reconciliation of changes in unrecognized tax benefits is as follows:

($ in thousands)	August 31, 2023		August 31, 2022	
Unrecognized tax benefits at beginning of the year	$	574	$	724
Increases for positions taken in current year		33		158
Decreases for positions taken in prior years		(15)		—
Reduction resulting from lapse of applicable statute of limitations		(144)		(308)
Decreases for settlements with tax authorities		(48)		—
Unrecognized tax benefits at end of the year	$	400	$	574

The net amount of unrecognized tax benefits at August 31, 2023 and 2022 that, if recognized, would impact the Company's effective tax rate was $0.3 million and $0.5 million, respectively. The Company recognized $0.2 million and $0.4 million of interest and penalties recognized in the consolidated statement of earnings for the years ended August 31, 2023 and 2022, respectively. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. Total accrued liabilities for interest and penalties included in the unrecognized tax benefits liability were $0.3 million and $0.4 million for each of the years ended August 31, 2023 and 2022, respectively.

While it is expected that the amount of unrecognized tax benefits will change in the next twelve months as a result of the expiration of statutes of limitations, the Company does not expect this change to have a significant impact on its results of operations or financial position.

The Company files income tax returns in the United States and various state and foreign jurisdictions. The Company is no longer subject to income tax examination by US federal and most state tax authorities for tax years prior to fiscal 2020. Other major jurisdictions where we conduct business generally have statutes of limitations ranging from three to six years.

Note 8 - Inventories

($ in thousands)	August 31, 2023		August 31, 2022	
Raw materials and supplies	$	83,908	$	93,469
Work in process		7,820		12,603
Finished goods and purchased parts		86,793		110,022
Total inventory value before LIFO adjustment		178,521		216,094
Less adjustment to LIFO value		(22,589)		(22,318)
Inventories, net	$	155,932	$	193,776

Of the $178.5 million and $216.1 million of inventories at August 31, 2023, and 2022, respectively, $64.8 million and $77.8 million, respectively was valued on the last-in, first-out ("LIFO") basis, and $113.8 million and $138.3 million, respectively was valued on first-in, first-out ("FIFO") or average cost methods. In fiscal 2023, the Company recorded a $1.2 million decrease to its cost of goods sold, or $0.11 per diluted share, related to the liquidation of LIFO inventory quantities.

Note 9 – Property, Plant, and Equipment

($ in thousands)	August 31, 2023		August 31, 2022
Operating property, plant, and equipment:			
Land	$	6,144	$ 5,997
Buildings		57,606	51,014
Machinery and equipment		99,466	93,558
Furniture and fixtures		8,807	7,994
Computer hardware and software		26,684	25,948
Construction in progress		8,238	10,207
Total operating property, plant, and equipment		206,945	194,718
Accumulated depreciation		(130,923)	(120,816)
Total operating property, plant, and equipment, net		76,022	73,902
Property held for lease:			
Machines		16,398	16,359
Barriers		34,398	29,904
Total property held for lease		50,796	46,263
Accumulated depreciation		(27,137)	(25,693)
Total property held for lease, net		23,659	20,570
Property, plant, and equipment, net	$	99,681	$ 94,472

Depreciation expense was $13.9 million, $13.5 million, and $12.7 million for fiscal 2023, 2022, and 2021, respectively.

Note 10 – Goodwill and Other Intangible Assets

The carrying amount of goodwill by reportable segment for the year ended August 31, 2023 and August 31, 2022 is as follows:

($ in thousands)	Irrigation	Infrastructure	Total
Balance as of August 31, 2021	$ 51,811	$ 16,157	$ 67,968
Foreign currency translation	(64)	(774)	(838)
Balance as of August 31, 2022	51,747	15,383	67,130
Acquisition of FieldWise	15,589	—	15,589
Foreign currency translation	35	367	402
Balance as of August 31, 2023	$ 67,371	$ 15,750	$ 83,121

The components of the Company's identifiable intangible assets and their weighted average remaining life at August 31, 2023 and 2022 are included in the table below.

	August 31,					
	2023			2022		
($ in thousands)	Weighted average years	Gross carrying amount	Accumulated amortization	Weighted average years	Gross carrying amount	Accumulated amortization
Definite lived intangible assets:						
Patents and developed technology	3.1	$28,658	$ (24,402)	3.3	$26,329	$ (24,106)
Customer relationships	6.8	26,030	(14,506)	2.1	17,401	(12,578)
Indefinite lived intangible assets:						
Tradenames	N/A	11,939	—	N/A	11,162	—
Total	5.7	$66,627	$ (38,908)	2.7	$54,892	$ (36,684)

Amortization expense for amortizable intangible assets was $2.0 million, $2.0 million, and $2.2 million for fiscal 2023, 2022, and 2021, respectively.

Future estimated amortization of intangible assets for the next five years is as follows:

Fiscal years	$ in thousands
2024	$ 2,881
2025	2,089
2026	1,456
2027	1,456
2028	1,421
Thereafter	6,477
	$ 15,780

The Company updated its impairment evaluation of goodwill and intangible assets with indefinite lives at August 31, 2023. No impairment losses were indicated as a result of the annual impairment testing for fiscal 2023, 2022 and 2021.

Note 11 – Other Current Liabilities

	August 31,	
($ in thousands)	2023	2022
Other current liabilities:		
Compensation and benefits	$ 24,957	$ 23,148
Contract liabilities	18,800	29,494
Warranties	14,535	14,080
Dealer related liabilities	9,629	8,396
Tax related liabilities	9,187	7,820
Operating lease liabilities	3,028	3,159
Deferred revenue - lease	2,830	1,064
Accrued environmental liabilities	1,287	4,179
Accrued insurance	1,163	1,193
Other	6,188	8,151
Total other current liabilities	$ 91,604	$ 100,684

Note 12 – Credit Arrangements

Senior Notes. The Company has outstanding $115.0 million in aggregate principal amount of unsecured Senior Notes, Series A (the "Senior Notes"). The entire principal of the Senior Notes is due and payable on February 19, 2030. Interest on the Senior Notes is payable semi-annually at a fixed annual rate of 3.82 percent and borrowings under the Senior Notes are unsecured. The Company used the proceeds of the sale of the Senior Notes for general corporate purposes, including acquisitions and dividends.

Revolving Credit Facility. The Company has outstanding a $50.0 million unsecured Amended and Restated Revolving Credit Facility (the "Revolving Credit Facility") with Wells Fargo Bank, National Association ("Wells Fargo") expiring August 26, 2026. The Company intends to use borrowings under the Revolving Credit Facility for working capital purposes and to fund future acquisitions. At August 31, 2023 and 2022, the Company had no outstanding borrowings under the Revolving Credit Facility. The amount of borrowings available at any time under the Revolving Credit Facility is reduced by the amount of standby letters of credit issued by Wells Fargo then outstanding. At August 31, 2023, the Company had the ability to borrow up to $50.0 million under the Revolving Credit Facility. The Revolving Credit Facility may be increased by up to an additional $50.0 million at any time, subject to additional commitment approval. The Revolving Credit Facility was amended in 2021, which changed the benchmark rate from the London Interbank Offered Rate ("LIBOR") to the Secured Overnight Financing Rate ("SOFR"). Borrowings under the Revolving Credit Facility bear interest at a variable rate equal to the SOFR plus a margin of between 100 and 210 basis points depending on the Company's leverage ratio then in effect (which resulted in a variable rate of 6.66 percent at August 31, 2023), subject to adjustment as set forth in the loan documents for the Revolving Credit Facility. Interest is paid on a monthly to quarterly basis depending on loan type. The Company currently pays an annual commitment fee on the unused portion of the Revolving Credit Facility. The fee is between 0.125 percent and 0.2 percent (0.125 percent at August 31, 2023) on the unused balance depending on the Company's leverage ratio then in effect.

Borrowings under the Revolving Credit Facility have equal priority with borrowings under the Company's Senior Notes. Each of the credit arrangements described above include certain covenants relating primarily to the Company's financial condition. These financial covenants include a funded debt to EBITDA leverage ratio and an interest coverage ratio. In the event that the loan documents for the Revolving Credit Facility were to require the Company to comply with any financial covenant that is not already included or is more restrictive than what is already included in the arrangement governing the Senior Notes, then such covenant shall be deemed incorporated by reference into the Senior Notes for the benefit of the holders of the Senior Notes. Upon the occurrence of any event of default of these covenants, including a change in control of the Company, all amounts outstanding thereunder may be declared to be immediately due and payable. At August 31, 2023 and 2022, the Company was in compliance with all financial loan covenants contained in its credit arrangements in place as of each of those dates.

Series 2006A Bonds. Elecsys International, LLC, a wholly owned subsidiary of the Company, has outstanding $0.7 million in principal amount of industrial revenue bonds that were issued in 2006 (the "Series 2006A Bonds"). Principal and interest on the Series 2006A Bonds are payable monthly through maturity on September 1, 2026. The interest rate is adjustable every five years based on the yield of the 5-year United States Treasury Notes, plus 0.45 percent (1.72 percent as of August 31, 2023 through maturity). The obligations under the Series 2006A Bonds are secured by a first priority security interest in certain real estate.

Long-term debt consists of the following:

($ in thousands)	August 31,			
		2023		2022
Series A Senior Notes	$	115,000	$	115,000
Elecsys Series 2006A Bonds		710		931
Total debt		115,710		115,931
Less current portion		(226)		(222)
Less debt issuance costs		(320)		(368)
Total long-term debt	$	115,164	$	115,341

Principal payments due on the debt are as follows:

Due within	$ in thousands	
1 year	$	226
2 years		230
3 years		235
4 years		19
Thereafter		115,000
	$	115,710

Note 13 – Leases

The Company, as lessee, has operating leases primarily for office space, manufacturing facilities, equipment, and vehicles. The Company determines if a contract is or contains a lease at the inception of the contract based on whether the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. The Company considers disclosures related to its transactions as a lessor to not be material and has omitted such disclosures.

The Company elected, for all classes of underlying assets, to not separate lease and non-lease components and instead will treat the lease agreement as a single lease component for all asset classes.

Short-term operating leases, which have an initial expected term of twelve months or less, are not recorded on the consolidated balance sheet. Such fixed lease payments are recognized within the consolidated statement of earnings on a straight-line basis over the lease term. Any variable payments associated with short-term operating leases are recognized within the consolidated statement of earnings as they are incurred. The Company did not recognize any expense for such leases during the twelve months ended August 31, 2023 and 2022.

Many of the Company's leases contain renewal or extension options. The Company includes all renewal or extension periods that it is reasonably certain to exercise at lease commencement within the measurement of the ROU asset and lease liability.

The Company's lease portfolio consists of operating leases which are included in operating lease ROU assets and operating lease liabilities in the consolidated balance sheet. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. To calculate the present value of future lease payments, the Company uses an incremental borrowing rate that estimates a collateralized rate based on the expected term of the lease.

Lease cost and other information related to the Company's operating leases are as follows:

	August 31,	
($ in thousands)	2023	2022
Operating lease cost (cost resulting from lease payments)	$ 4,114	$ 5,573
Variable lease cost (cost excluded from lease payments)	536	552
Total lease cost	$ 4,650	$ 6,125
Operating cash outflows from operating leases	$ 4,205	$ 5,198
Weighted average lease term - operating leases	8.3 years	9.0 years
Weighted average discount rate - operating leases	3.5%	3.3%

Supplemental balance sheet information related to operating leases are as follows:

		August 31,	
($ in thousands)	Classification	2023	2022
Operating lease ROU assets	Operating lease right-of-use assets	$ 17,036	$ 19,181
Operating lease short-term liabilities	Other current liabilities	3,028	3,159
Operating lease long-term liabilities	Operating lease liabilities	17,689	19,810
Total lease liabilities		$ 20,717	$ 22,969

The minimum lease payments under operating leases expiring subsequent to August 31, 2023 are as follows:

Fiscal year ending	$ in thousands
2024	$ 3,715
2025	3,395
2026	3,086
2027	2,660
2028	1,913
Thereafter	9,397
Total lease payments	24,166
Less: interest	3,449
Present value of lease liabilities	$ 20,717

Note 14 – Fair Value Measurements

The following table presents the Company's financial assets and liabilities measured at fair value, based upon the level within the fair value hierarchy in which the fair value measurements fall, as of August 31, 2023 and 2022, respectively:

	August 31, 2023			
($ in thousands)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 160,755	$ —	$ —	$ 160,755
Marketable securities:				
Corporate bonds	—	4,095	—	4,095
U.S. treasury securities	—	1,461	—	1,461
Derivative asset	—	1,672	—	1,672
Derivative liability	—	(457)	—	(457)

	August 31, 2022			
($ in thousands)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 105,048	$ —	$ —	$ 105,048
Marketable securities:				
Corporate bonds	—	9,668	—	9,668
U.S. treasury securities	—	1,792	—	1,792
Derivative asset	—	5,505	—	5,505

The carrying value of long-term debt (including current portion) was $115.7 million and $115.9 million at August 31, 2023 and 2022, respectively. The fair value of this debt was estimated to be $102.0 million and $103.6 million as of August 31, 2023 and 2022, respectively, based on current market rates as of the respective year-ends.

The Company enters into derivative instrument agreements, to manage risk in connection with changes in foreign currency. The Company only enters into derivative instrument agreements with counterparties who have highly rated credit and does not enter into derivative instrument agreements for trading or speculative purposes. The fair values are based on inputs other than quoted prices that are observable for the asset or liability and are determined by standard calculations and models that use readily observable market parameters. These inputs include foreign currency exchange rates and interest rates. Industry standard data providers are the primary source for forward and spot rate information for both interest rates and foreign currency exchange rates.

On June 12, 2023, the Company entered into a fixed-to-fixed cross currency swap with a notional amount of $25.0 million, or €23.3 million, that is set to mature on June 12, 2026. The Company elected the spot method for designating this contract as a net investment hedge. The decrease in fair value of this contract during the period was $0.3 million, which is net of tax impact of $0.1 million, and is reported in accumulated other comprehensive loss on the condensed consolidated balance sheets. The fair value of this contract as of August 31, 2023, is disclosed in the table above, and is recorded within other noncurrent assets on the consolidated balance sheets.

On March 28, 2022, the Company entered into a fixed-to-fixed cross currency swap with a notional amount of $50.0 million, or €45.6 million, that is set to mature on March 30, 2027. The Company elected the spot method for designating this contract as a net investment hedge. The decrease in fair value of this contract during the period was $2.9 million, which is net of tax impact of $0.9 million, and is reported in accumulated other comprehensive loss on the consolidated balance sheets. The fair value of this contract as of August 31, 2023, is disclosed in the table above, and is recorded within other noncurrent assets on the consolidated balance sheets.

During fiscal 2023, the Company settled foreign currency forward contracts resulting in a net loss of $0.1 million which were recorded in the consolidated statements of earnings. At August 31, 2023 the Company had an outstanding foreign currency forward contract to sell a notional amount of 225.3 million South African rand at fixed prices to settle during the next fiscal quarter. The Company's foreign currency forward contracts do not qualify as hedges of a net investment in foreign operations.

Note 15 – Commitments and Contingencies

In the ordinary course of its business operations, the Company enters into arrangements that obligate it to make future payments under contracts such as lease agreements. Additionally, the Company is involved, from time to time, in commercial litigation, employment disputes, administrative proceedings, business disputes and other legal proceedings. The Company has established accruals for certain proceedings based on an assessment of probability of loss. The Company believes that any such currently-pending proceedings are either covered by insurance or would not have a material effect on the business or its consolidated financial statements if decided in a manner that is unfavorable to the Company. Such proceedings are exclusive of environmental remediation matters which are discussed separately below.

Infrastructure Products Litigation

The Company is currently defending a number of product liability lawsuits arising out of vehicle collisions with highway barriers incorporating the Company's *X-Lite®* end terminal. Despite the September 2018 reversal of a sizable judgment against a competitor, the Company expects that the significant attention brought to the infrastructure products industry by the original judgment may lead to additional lawsuits being filed against the Company and others in the industry.

The Company, certain of its subsidiaries, and certain third parties which originally designed the X-Lite end terminal have also been named in a lawsuit filed on June 9, 2020 in the Circuit Court of Cole County, Missouri by Missouri Highways and Transportation Commission ("MHTC"). MHTC alleges, among other things, that the X-Lite end terminal was defectively designed and failed to perform as designed, intended, and advertised, leading to MHTC's removal and replacement of X-Lite end terminals from Missouri's roadways. MHTC alleges strict liability (defective design and failure to warn), negligence, breach of express warranties, breach of implied warranties (merchantability and fitness for a particular purpose), fraud, and public nuisance. MHTC seeks compensatory damages, interest, attorneys' fees, and punitive damages.

The Company believes it has meritorious factual and legal defenses to each of the lawsuits discussed above and is prepared to vigorously defend its interests. Based on the information currently available to the Company, the Company does not believe that a loss is probable in any of these lawsuits; therefore, no accrual has been included in the Company's consolidated financial statements. While it is reasonably possible that a loss may be incurred, the Company is unable to estimate a range of potential loss due to the complexity and current status of these lawsuits. However, the Company maintains insurance coverage to mitigate the impact of adverse exposures in these lawsuits and does not expect that these lawsuits will have a material adverse effect on its business or its consolidated financial statements.

In June 2019, the Company was informed by letter that the Department of Justice, Civil Division and U.S. Attorney's Office for the Northern District of New York, with the assistance of the Department of Transportation, Office of Inspector General, are conducting an investigation of the Company relating to the Company's X-Lite end terminal and potential violations of the federal civil False Claims Act. Depending on the outcome of this matter, there could be a material adverse effect on the Company's business or its consolidated financial statements. Given the current posture of the matter, the Company is unable to estimate a range of potential loss, if any, or to express an opinion regarding the ultimate outcome.

Environmental Remediation

In previous years, the Company committed to a plan to remediate environmental contamination of the groundwater at and adjacent to its Lindsay, Nebraska facility (the "site"). The current estimated aggregate accrued cost of $11.5 million is based on consideration of remediation options which the Company believes could be successful in meeting the long-term regulatory requirements of the site. The Company submitted a revised remedial alternatives evaluation report to the Environmental Protection Agency ("EPA") and the Nebraska Department of Environment and Energy (the "NDEE") in August 2020 to review remediation alternatives and proposed plans for the site. While the proposed remediation plan is preliminary and has not been approved by the EPA or the NDEE, they have approved an in situ thermal remediation pilot study that was conducted by the Company at a specific location on the site. The Company commenced implementation of the pilot program in the second half of calendar 2022 and completed the pilot program in the fourth quarter of fiscal 2023. A final report is expected to be submitted to the EPA and NDEE by the end of calendar 2023. Of the total liability as of both August 31, 2023 and 2022, $8.1 million and $11.0 million, respectively, was calculated on a discounted basis using a discount rate of 1.2%, which represents a risk-free rate. This discounted portion of the liability amounts to $9.1 million and $12.4 million on an undiscounted basis at August 31, 2023 and 2022, respectively.

The Company accrues the anticipated cost of investigation and remediation when the obligation is probable and can be reasonably estimated. While the plan has not been formally approved by the EPA, the Company believes the current accrual is a good faith estimate of the long-term cost of remediation at this site; however, the estimate of costs and their timing could change as a result of a number of factors, including but not limited to (1) EPA input on the proposed remediation plan and any changes which the EPA may subsequently require, (2) refinement of cost estimates and length of time required to complete remediation and post-remediation operations and maintenance, (3) effectiveness of the technology chosen in remediation of the site as well as changes in technology that may be available in the future, and (4) unforeseen circumstances existing at the site. As a result of these factors, the actual amount of costs incurred by the Company in connection with the remediation of contamination of its Lindsay, Nebraska site could exceed the amounts accrued for this expense at this time. While any revisions could be material to the operating results of any fiscal quarter or fiscal year, the Company does not expect such additional expenses would have a material adverse effect on its liquidity or financial condition.

The following table summarizes the environmental remediation liability classifications included in the consolidated balance sheets as of August 31, 2023 and 2022:

| ($ in thousands) | August 31, | |
Balance sheet location	2023	2022
Other current liabilities	$ 1,287	$ 4,179
Other noncurrent liabilities	10,175	10,967
Total environmental remediation liabilities	$ 11,462	$ 15,146

Note 16 – Retirement Plans

The Company has defined contribution profit-sharing plans covering substantially all of its full-time U.S. employees. Participants may voluntarily contribute a percentage of compensation, but not in excess of the maximum allowed under the Internal Revenue Code. The plans provide for a matching contribution by the Company. The Company's total contributions charged to expense under the plans were $1.3 million, $1.2 million, and $1.3 million for the years ended August 31, 2023, 2022, and 2021, respectively.

A supplementary non-qualified, non-funded retirement plan for five former executives is also maintained. Plan benefits are based on the executive's average total compensation during the three highest compensation years of employment. This unfunded supplemental retirement plan is not subject to the minimum funding requirements of ERISA. While the plan is unfunded, the Company has purchased life insurance policies on certain former executives named in this supplemental retirement plan to provide funding for this liability. The cash surrender values of these insurance policies are recorded as other noncurrent assets.

As of August 31, 2023 and 2022, the funded status of the supplemental retirement plan was recorded in the consolidated balance sheets. The Company utilizes an August 31 measurement date for plan obligations related to the supplemental retirement plan. As this is an unfunded retirement plan, the funded status is equal to the benefit obligation.

The funded status of the plan and the net amount recognized in the accompanying balance sheets as of August 31 is as follows:

| ($ in thousands) | August 31, | |
	2023	2022
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 5,422	$ 6,284
Interest cost	211	156
Actuarial gain	(191)	(488)
Benefits paid	(530)	(530)
Benefit obligation at end of year	$ 4,912	$ 5,422

Amounts recorded in the consolidated balance sheets for the pension benefit obligation consist of:

($ in thousands)	August 31, 2023		2022
Other current liabilities	$ 530		$ 530
Other non-current liabilities	4,382		4,892
Net amount recognized	$ 4,912		$ 5,422

The before-tax amounts recognized in accumulated other comprehensive loss consists of:

($ in thousands)	August 31, 2023	2022
Net actuarial loss	$ (2,591)	$ (2,993)

For the years ended August 31, 2023 and 2022, the Company assumed a discount rate of 5.0 percent and 4.1 percent, respectively, for the determination of the liability. The assumptions used to determine benefit obligations and costs are selected based on current and expected market conditions. The discount rate is based on a hypothetical portfolio of long-term corporate bonds with cash flows approximating the timing of expected benefit payments.

For the years ended August 31, 2023, 2022, and 2021, the Company assumed a discount rate of 4.1 percent, 2.6 percent, and 2.2 percent, respectively, for the determination of the net periodic benefit cost. The components of the net periodic benefit cost for the supplemental retirement plan recorded within other income (expense) on the consolidated statement of earnings are as follows:

($ in thousands)	For the years ended August 31, 2023	2022	2021
Interest cost	$ 211	$ 156	$ 146
Net amortization and deferral	211	255	269
Total	$ 422	$ 411	$ 415

The estimated actuarial loss for the supplemental retirement plan that will be amortized, on a pre-tax basis, from accumulated other comprehensive loss into net periodic benefit cost during fiscal 2024 will be $0.2 million.

The Company's future annual contributions to the supplemental retirement plan will be equal to expected net benefit payments since the plan is unfunded. The following net benefit payments are expected to be paid:

Fiscal years	$ in thousands
2024	$ 514
2025	503
2026	490
2027	477
2028	462
Thereafter	2,466
	$ 4,912

Note 17 - Warranties

Product Warranties

The Company generally warrants its products against certain manufacturing and other defects and estimates the amount of warranty accrual based on various factors, including historical warranty costs, current claim trends, and operating revenue. These product warranties are provided for specific periods and/or usage of the product. The accrued product warranty costs are for a combination of specifically identified items and other incurred, but not identified, items based primarily on historical experience of actual warranty claims. This reserve is classified within other current liabilities.

The following tables provide the changes in the Company's product warranties:

($ in thousands)	For the years ended August 31,			
		2023		2022
Product warranty accrual balance, beginning of period	$	14,080	$	12,736
Liabilities accrued for warranties during the period		10,911		10,931
Warranty claims paid during the period		(10,456)		(9,393)
Changes in estimates		—		(194)
Product warranty accrual balance, end of period	$	14,535	$	14,080

Warranty costs were $10.9 million, $10.7 million, and $7.4 million for fiscal 2023, 2022, and 2021, respectively.

Note 18 – Industry Segment Information

The Company manages its business activities in two reportable segments: Irrigation and Infrastructure. The accounting policies of the two reportable segments are the same as those described in Note 1, Description of Business and Significant Accounting Policies. The Company evaluates the performance of its reportable segments based on segment sales, gross profit, and operating income, with operating income for segment purposes excluding unallocated corporate general and administrative expenses, interest income, interest expense, other income and expenses, and income taxes. Operating income for segment purposes does include general and administrative expenses, selling expenses, engineering and research expenses and other overhead charges directly attributable to the segment. There are no inter-segment sales included in the amounts disclosed.

Irrigation

This reporting segment includes the manufacture and marketing of center pivot, lateral move, and hose reel irrigation systems and large diameter steel tubing, as well as various innovative technology solutions such as GPS positioning and guidance, variable rate irrigation, remote irrigation management and scheduling technology, irrigation consulting and design, and industrial internet of things, or "IIoT", solutions. The irrigation reporting segment consists of one operating segment.

Infrastructure

This reporting segment includes the manufacture and marketing of moveable barriers, specialty barriers, crash cushions and end terminals, and road marking and road safety equipment. The infrastructure reporting segment consists of one operating segment.

The Company has no single major customer representing ten percent or more of its total revenues during fiscal 2023, 2022, or 2021.

Summarized financial information concerning the Company's reportable segments is shown in the following tables:

($ in thousands)		2023		2022		2021
Operating revenues:						
Irrigation:						
North America	$	309,538	$	355,683	$	273,871
International		276,493		310,146		197,487
Irrigation total		586,031		665,829		471,358
Infrastructure		88,053		104,914		96,288
Total operating revenues	$	674,084	$	770,743	$	567,646
Operating income:						
Irrigation	$	121,969	$	105,763	$	63,181
Infrastructure		12,067		18,328		20,174
Corporate		(31,852)		(29,448)		(29,248)
Total operating income		102,184		94,643		54,107
Total other expense		(1,809)		(6,775)		(3,721)
Earnings before income taxes	$	100,375	$	87,868	$	50,386
Total capital expenditures:						
Irrigation	$	13,043	$	10,679	$	19,188
Infrastructure		5,287		3,798		6,866
Corporate		445		1,118		457
	$	18,775	$	15,595	$	26,511
Depreciation and amortization:						
Irrigation	$	12,834	$	13,011	$	12,245
Infrastructure		4,023		3,781		3,748
Corporate		2,425		3,386		3,183
	$	19,282	$	20,178	$	19,177

Summarized financial information concerning the Company's geographical areas is shown in the following tables.

($ in thousands)	For the years ended August 31,					
	2023		2022		2021	
	Revenues	% of total	Revenues	% of total	Revenues	% of total
United States	$347,238	52	$394,080	51	$307,313	54
International	326,846	48	376,663	49	260,333	46
Total revenues	$674,084	100	$770,743	100	$567,646	100

($ in thousands)	For the years ended August 31,					
	2023		2022		2021	
	Long-lived tangible assets	% of total	Long-lived tangible assets	% of total	Long-lived tangible assets	% of total
United States	$ 76,428	77	$ 70,643	75	$ 68,526	74
International	23,253	23	23,829	25	23,471	26
Total long-lived assets	$ 99,681	100	$ 94,472	100	$ 91,997	100

Total assets by reportable segment are not disclosed because such information is not used by the Company to allocate resources or evaluate performance.

Note 19 – Share-Based Compensation

Share-Based Compensation Program

Share-based compensation is designed to reward employees for their long-term contributions to the Company and provide incentives for them to remain with the Company. The number and frequency of share grants are based on competitive practices, operating results of the Company, and individual performance. As of August 31, 2023, the Company's share-based compensation plan was the 2015 Long-Term Incentive Plan (the "2015 Plan"). The 2015 Plan was approved by the shareholders of the Company, and became effective on January 26, 2015, and replaced the Company's 2010 Long Term Incentive Plan. At August 31, 2023, the Company had share-based awards outstanding under the 2015 Plan.

The 2015 Plan provides for awards of stock options, restricted shares, restricted stock units, stock appreciation rights, performance shares and performance stock units to employees and non-employee directors of the Company. The maximum number of shares as to which stock awards may be granted under the 2015 Plan is 626,968 shares, exclusive of any forfeitures from the 2010 Long-Term Incentive Plan. At August 31, 2023, 217,146 shares of common stock (including forfeitures from prior plans) remained available for issuance under the 2015 Plan. All stock awards will be counted against the 2015 Plan in a 1 to 1 ratio. The 2015 Plan also limits the total awards that may be made to any individual.

Share-Based Compensation Information

The following table summarizes share-based compensation expense for fiscal 2023, 2022, and 2021:

	For the years ended August 31,		
($ in thousands)	2023	2022	2021
Share-based compensation expense included in cost of operating revenues	$ 183	$ 257	$ 258
Engineering and research	232	210	202
Selling	632	577	544
General and administrative	5,651	4,637	5,524
Share-based compensation expense included in operating expenses	6,515	5,424	6,270
Total share-based compensation expense	6,698	5,681	6,528
Tax benefit	(1,574)	(1,335)	(1,534)
Share-based compensation expense, net of tax	$ 5,124	$ 4,346	$ 4,994

As of August 31, 2023, there was $8.2 million pre-tax of total unrecognized compensation cost related to non-vested share-based compensation arrangements which is expected to be recognized over a weighted average period of 1.8 years.

Stock Options – Stock option awards have an exercise price equal to the closing price on the date of grant, expire no later than ten years from the date of grant and vest evenly over a three or four year period. The fair value of stock option awards is estimated using the Black-Scholes option pricing model. The table below shows the annual weighted average assumptions used for valuation purposes.

	Grant year		
	Fiscal 2023	Fiscal 2022	Fiscal 2021
Risk-free interest rate	4.4%	1.2%	0.5%
Dividend yield	0.9%	0.9%	1.1%
Expected life (years)	5	5	6
Volatility	35.7%	33.8%	32.8%
Weighted average grant-date fair value of options granted	$ 55.53	$ 41.80	$ 31.38

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant; the dividend yield is calculated as the ratio of dividends paid per share of common stock to the stock price on the date of grant; the expected life is based on historical and expected exercise behavior; and volatility is based on the historical volatility of the Company's stock price over the expected life of the option.

The following table summarizes stock option activity for fiscal 2023:

	Number of stock options		Average exercise price	Average remaining contractual term (years)		Aggregate intrinsic value (thousands)
Stock options outstanding at August 31, 2022	97,140	$	106.80	7.0	$	5,203
Granted	21,743		156.16			
Exercised	(413)		76.37			23
Forfeited/cancelled	—		—			—
Stock options outstanding at August 31, 2023	118,470	$	115.96	6.6	$	2,139
Stock options exercisable at August 31, 2023	76,143	$	99.05	5.5	$	2,072

There were 19,617, 47,222, and 38,954 outstanding stock options that vested during fiscal 2023, 2022, and 2021, respectively. Additional information regarding stock option exercises is summarized in the table below.

		For the years ended August 31,					
($ in thousands)		2023		2022		2021	
Intrinsic value of stock options exercised	$	23	$	1,737	$	2,125	
Cash received from stock option exercises	$	32	$	2,894	$	3,965	
Tax benefit realized from stock option exercises	$	1	$	140	$	499	
Weighted average grant-date fair value of stock options vested	$	40.66	$	34.19	$	25.95	

Restricted stock units – The restricted stock units have a grant-date fair value equal to the fair market value of the underlying stock on the grant date less present value of expected dividends. The restricted stock units granted to employees vest over a three year period at approximately 33 percent per year. The restricted stock units granted to non-employee directors generally vest over a nine month period.

The following table summarizes restricted stock unit activity for fiscal 2023:

	Number of restricted stock units		Weighted average grant-date fair value
Restricted stock units outstanding at August 31, 2022	44,251	$	126.50
Granted	24,123		151.38
Vested	(24,342)		122.06
Forfeited / Cancelled	(2,460)		140.26
Restricted stock units outstanding at August 31, 2023	41,572	$	108.54

Restricted stock units are generally settled with the issuance of shares with the exception of certain restricted stock units awarded to internationally-based employees that are settled in cash. At August 31, 2023, 2022, and 2021, outstanding restricted stock units included 4,039, 4,412, and 4,656 units, respectively, that will be settled in cash. The fair value of restricted stock units that vested during the period was $3.7 million and $4.1 million for each of the years ended August 31, 2023 and 2022, respectively. Share issuances are presented net of share repurchases to cover payroll taxes of $2.5 million, $1.2 million, and $1.3 million for each of the years ended August 31, 2023, 2022, and 2021, respectively.

Performance stock units – The performance stock units have a grant-date fair value equal to the fair market value of the underlying stock on the grant date less present value of expected dividends. The performance stock units granted to employees cliff vest after a three year period and a specified number of shares of common stock will be awarded under the terms of the performance stock units, if performance measures relating to revenue growth and a return on net assets are achieved.

The table below summarizes performance stock unit activity for fiscal 2023:

	Number of performance stock units	Weighted average grant-date fair value
Performance stock units outstanding at August 31, 2022	32,358	$ 127.78
Granted	14,496	173.17
Vested	(9,344)	102.28
Forfeited / cancelled	—	—
Performance stock units outstanding at August 31, 2023	37,510	$ 151.67

Performance stock units outstanding as of August 31, 2023 and issued during fiscal 2023, 2022, and 2021 include performance goals based on a return on invested capital and total shareholder return ("TSR") relative to the Company's peers during the performance period. The awards actually earned will range from zero to two hundred percent of the targeted number of performance stock units and will be paid in shares of common stock. Shares earned will be distributed upon vesting on the first day of November following the end of the three-year performance period. For the return on invested capital portion of the award, the Company is accruing compensation expense based on the estimated number of shares expected to be issued utilizing the most current information available to the Company at the date of the financial statements. For the TSR portion of the award, compensation expense is recorded ratably over the three-year term of the award based on the estimated grant date fair value. In fiscal 2023 and 2022 performance stock units that vested represented 18,688 and 18,998, respectively, actual shares of common stock issued. In fiscal 2021, no shares were issued related to performance stock units.

The fair value of the TSR portion of the awards granted in fiscal 2023, 2022, and 2021 was estimated at the grant date using a Monte Carlo simulation model which included the following assumptions:

	Grant year		
	Fiscal 2023	Fiscal 2022	Fiscal 2021
Expected term (years)	3	3	3
Risk-free interest rate	4.5%	0.7%	0.2%
Volatility	38.6%	39.1%	38.6%
Dividend yield	0.9%	0.9%	1.2%

Note 20 – Share Repurchases

The Company's Board of Directors authorized a share repurchase program of up to $250.0 million of common stock with no expiration date. Under the program, shares may be repurchased in privately negotiated and/or open market transactions as well as under formalized trading plans in accordance with the guidelines specified under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended. There were no shares repurchased during the twelve months ended August 31, 2023, 2022, and 2021. The remaining amount available under the repurchase program was $63.7 million as of August 31, 2023.

ITEM 9 — *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

ITEM 9A — *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures
As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended. The Company's disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that are filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and to ensure the information required to be disclosed is accumulated and communicated to management, including principal executives and financial officers, as appropriate to allow timely decisions regarding required disclosures. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

The Company acquired FieldWise, LLC, during fiscal 2023, which management excluded from its assessment of the effectiveness of the internal control over financial reporting as of August 31, 2023. FieldWise, LLC's internal control over financial reporting related to the Company's financial statements for the year ended August 31, 2023 is associated with less than 1% of consolidated revenues and 4% of total assets.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of August 31, 2023, based on the criteria for effective internal control described in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that the Company's internal control over financial reporting was effective as of August 31, 2023.

The Audit Committee has engaged KPMG LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, to attest to and report on management's evaluation of the Company's internal control over financial reporting. The report of KPMG LLP is included herein.

Changes in Internal Control over Financial Reporting
There were no changes in the Company's internal controls over financial reporting that occurred during the quarter ended August 31, 2023 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Lindsay Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Lindsay Corporation and subsidiaries' (the Company) internal control over financial reporting as of August 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of August 31, 2023 and August 31, 2022, the related consolidated statements of earnings, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended August 31, 2023, and the related notes and financial statement schedules (collectively, the consolidated financial statements), and our report dated October 19, 2023 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Fieldwise, LLC during fiscal 2023, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of August 31, 2023, Fieldwise, LLC's internal control over financial reporting associated with less than 1% of consolidated revenues and 4% of total assets included in the consolidated financial statements of the Company as of and for the year ended August 31, 2023. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Fieldwise, LLC.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ *KPMG LLP*

Omaha, Nebraska
October 19, 2023

ITEM 9B — *Other Information*

None.

ITEM 9C — *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

None.

PART III

ITEM 10 — *Directors, Executive Officers and Corporate Governance*

The Company will file with the Securities and Exchange Commission a definitive Proxy Statement for its upcoming Annual Meeting of Stockholders (the "Proxy Statement") not later than 120 days after the close of its fiscal year ended August 31, 2023. Information about the Board of Directors required by this Item 10 is incorporated by reference to the discussion responsive thereto under the captions "Board of Directors and Committees" and "Corporate Governance" in the Proxy Statement.

Please see the information concerning our executive officers contained in Item 1 of Part I herein under the caption "Information About Our Executive Officers" which is included therein in accordance with the Instruction to Item 401 of Regulation S-K.

Code of Ethics – The Company has adopted a code of ethics applicable to the Company's principal executive officer and senior financial officers known as the Code of Ethical Conduct (Principal Executive Officer and Senior Financial Officers). The Code of Ethical Conduct (Principal Executive Officer and Senior Financial Officers) is available on the Company's website. In the event that the Company amends or waives any of the provisions of the Code of Ethical Conduct applicable to the principal executive officer and senior financial officers, the Company intends to disclose the same on the Company's website at www.lindsay.com. No waivers were provided for the fiscal year ended August 31, 2023.

ITEM 11 — *Executive Compensation*

The information required by this Item 11 is incorporated by reference to the discussion responsive thereto under the captions "Compensation Discussion and Analysis," "Compensation Committee Report," "Pay Ratio Information," "Executive Compensation," "Compensation of Directors," and "Compensation Committee Interlocks and Insider Participation" in the Proxy Statement.

ITEM 12 — *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this Item 12 relating to security ownership of certain beneficial owners and management is incorporated by reference to the discussion responsive thereto under the caption "Voting Securities and Beneficial Ownership Thereof by Principal Stockholders, Directors and Officers" in the Proxy Statement.

Equity Compensation Plan Information - The following equity compensation plan information summarizes plans and securities approved by security holders as of August 31, 2023 (there were no equity compensation plans not approved by security holders as of August 31, 2023):

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants, and rights	(b) Weighted-average exercise price of outstanding options, warrants, and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders [(1)] [(2)]	193,513	$ 115.96	217,146
Total	193,513	$ 115.96	217,146

[(1)] Plans approved by stockholders include the Company's 2010 and 2015 Long-Term Incentive Plans. While certain share-based awards remain outstanding under the Company's 2010 Long-Term Incentive Plan, no future equity compensation awards may be granted under such plan.

[(2)] Column (a) includes (i) 37,510 shares that could be issued under performance stock units ("PSU") outstanding at August 31, 2023, and (ii) 37,533 shares that could be issued under restricted stock units ("RSU") outstanding at August 31, 2023. The PSUs are earned and Common Stock issued if certain predetermined performance criteria are met. Actual shares issued may be equal to, less than or greater than (but not more than 200 percent of) the number of outstanding PSUs included in column (a), depending on actual performance. The RSUs vest and are payable in Common Stock after the expiration of the time periods set forth in the related agreements. Column (b) does not take these PSU and RSU awards into account because they do not have an exercise price.

ITEM 13 — *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item 13 is incorporated by reference to the discussion responsive thereto under the captions "Corporate Governance" and "Related Party Transactions" in the Proxy Statement.

ITEM 14 — *Principal Accounting Fees and Services*

Our independent registered public accounting firm is KPMG LLP, Omaha, Nebraska, Auditor Firm ID: 185. The information required by this Item 14 is incorporated by reference to the discussion responsive thereto under the caption "Proposal 2 Ratification of Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

ITEM 15 — *Exhibit and Financial Statement Schedules*

(a)(1) Financial Statements.

The following financial statements of Lindsay Corporation and Subsidiaries are included in Part II Item 8.

	Page
Report of Independent Registered Public Accounting Firm	29
Consolidated Statements of Earnings for the years ended August 31, 2023, 2022, and 2021	31
Consolidated Statements of Comprehensive Income for the years ended August 31, 2023, 2022, and 2021	32
Consolidated Balance Sheets as of August 31, 2023 and 2022	33
Consolidated Statements of Shareholders' Equity for the years ended August 31, 2023, 2022, and 2021	34
Consolidated Statements of Cash Flows for the years ended August 31, 2023, 2022, and 2021	35
Notes to Consolidated Financial Statements	36-59
Valuation and Qualifying Accounts – Years ended August 31, 2023, 2022, and 2021	67

Financial statements and schedules other than those listed are omitted for the reason that they are not required, are not applicable or that equivalent information has been included in the financial statements or notes thereto.

66

(a)(2) Financial Statement Schedules.

Lindsay Corporation and Subsidiaries
VALUATION AND QUALIFYING ACCOUNTS
Years ended August 31, 2023, 2022, and 2021

(in thousands)	Balance at beginning of period	Additions		Deductions	Balance at end of period
		Charges to costs and expenses	Charged to other accounts		
Year ended August 31, 2023:					
Deducted in the balance sheet from the assets to which they apply:					
Allowance for doubtful accounts [1]	$ 4,118	881	—	(49) $	5,048
Deferred tax asset valuation allowance [2]	1,203	—	—	(712)	491
Year ended August 31, 2022:					
Deducted in the balance sheet from the assets to which they apply:					
Allowance for doubtful accounts [1]	$ 3,422	903	—	207 $	4,118
Deferred tax asset valuation allowance [2]	1,091	—	112	—	1,203
Year ended August 31, 2021:					
Deducted in the balance sheet from the assets to which they apply:					
Allowance for doubtful accounts [1]	$ 2,780	771	—	129 $	3,422
Deferred tax asset valuation allowance [2]	3,218	206	—	2,333	1,091

[1] Deductions consist of uncollectible items reserved, less recoveries of items previously reserved.
[2] Additions and deductions consist of changes to deferred tax assets not expected to be realized.

(a)(3) Exhibits. The list of the Exhibits in the Exhibit Index is incorporated into this item by reference.

(b) See Exhibit Index below.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Agreement and Plan of Merger, dated November 4, 2014, by and between Lindsay Corporation, Matterhorn Merger Sub, Inc. and Elecsys Corporation, incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K filed on November 4, 2014.
3.1	Restated Certificate of Incorporation of the Company, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 14, 2006.
3.2	Amended and Restated By-Laws of the Company, incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on August 22, 2023.
4.1	Specimen Form of Common Stock Certificate incorporated by reference to Exhibit 4(a) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2006.
4.2	Description of the Registrant's Securities, incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2019.
10.1	Lindsay Corporation 2015 Long-Term Incentive Plan and forms of award agreements, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2015.†
10.2	First Amendment to Lindsay Corporation 2015 Long-Term Incentive Plan, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2022.†
10.3	Lindsay Corporation 2010 Long-Term Incentive Plan and forms of award agreements, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2011.†
10.4**	Lindsay Corporation Management Incentive Plan (MIP), 2023 Plan Year, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2022.†
10.5	Form of Indemnification Agreement between the Company and its Officers and Directors, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 19, 2018.†
10.6	Amended and Restated Revolving Credit Agreement, dated February 18, 2015, by and between the Company and Wells Fargo Bank, National Association, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on February 20, 2015.
10.7	First Amendment to Amended and Restated Revolving Credit Agreement, dated February 28, 2017, by and between the Company and Wells Fargo Bank, National Association, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on March 1, 2017.
10.8	Second Amendment to Amended and Restated Revolving Credit Agreement, dated May 31, 2019, by and between the Company and Wells Fargo Bank, National Association, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 5, 2019.
10.9	Third Amendment to Amended and Restated Revolving Credit Agreement, dated August 26, 2021, by and between the Company and Wells Fargo Bank, National Association, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 31, 2021.
10.10	Second Amended and Restated Line of Credit Note, dated August 26, 2021, by the Company in favor of Wells Fargo Bank, National Association, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 31, 2021.
10.11	Note Purchase Agreement, dated as of February 19, 2015, by and among the Company and the purchasers named therein, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 20, 2015.
10.12	First Amendment to Note Purchase Agreement, dated May 31, 2019, by and among the Company and the noteholders named therein, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 5, 2019.
10.13	Lindsay Corporation Policy on Payment of Directors Fees and Expenses, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2022.
10.14	Employment Agreement, dated May 9, 2016, between the Company and Randy A. Wood, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2016.†
10.15	Employment Agreement, dated August 17, 2020 between the Company and Randy A. Wood, incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2020.†

10.16	Amendment to Employment Agreement, dated November 9, 2020, between the Company and Randy A. Wood, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 10, 2020.†
10.17	Employment Agreement, dated April 5, 2016, between the Company and Brian L. Ketcham, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on April 5, 2016.†
10.18	Employment Agreement, dated May 25, 2018, between the Company and J. Scott Marion, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2018.†
10.19	Employment Agreement, dated August 17, 2020, between the Company and Gustavo E. Oberto, incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2020. †
10.20	Consulting Agreement, dated November 9, 2020, between the Company and Timothy L. Hassinger, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 10, 2020. †
10.21	Lindsay Corporation Nonqualified Deferred Compensation Plan, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on May 3, 2022.†
10.22	Lindsay Corporation Nonqualified Deferred Compensation Plan Adoption Agreement, incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on May 3, 2022.†
10.23	Lindsay Corporation Directors Nonqualified Deferred Compensation Plan, incorporated by reference to Exhibit 10.4 of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2023.
21*	Subsidiaries of the Company
23*	Consent of KPMG LLP
24*	The Power of Attorney authorizing Randy A. Wood to sign the Annual Report on Form 10-K for fiscal 2023 on behalf of non-management directors.
31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 18 U.S.C. Section 1350.
31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 18 U.S.C. Section 1350.
32*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 18 U.S.C. Section 1350.
101*	Interactive Data Files pursuant to Rule 405 of Regulation S-T formatted in Inline Extensible Business Reporting Language ("Inline XBRL").
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

† Management contract or compensatory plan or arrangement required to be filed as an exhibit hereto pursuant to Item 15(b) of Form 10-K.
* Filed herein.
** Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets and asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

ITEM 16 — *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 19th day of October, 2023.

LINDSAY CORPORATION

By: /s/ BRIAN L. KETCHAM
Name: Brian L. Ketcham
Title: *Senior Vice President and Chief Financial Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on this 19th day of October, 2023.

/s/ RANDY A. WOOD Randy A. Wood		Director, President and Chief Executive Officer *(Principal Executive Officer)*
/s/ BRIAN L. KETCHAM Brian L. Ketcham		Senior Vice President and Chief Financial Officer *(Principal Financial Officer and Principal Accounting Officer)*
/s/ ROBERT E. BRUNNER Robert E. Brunner	(1)	Chairperson of the Board of Directors
/s/ MICHAEL N. CHRISTODOLOU Michael N. Christodolou	(1)	Director
/s/ PABLO DI SI Pablo Di Si	(1)	Director
/s/ IBRAHIM GOKCEN Ibrahim Gokcen	(1)	Director
/s/ MARY A. LINDSEY Mary A. Lindsey	(1)	Director
/s/ CONSUELO E. MADERE Consuelo E. Madere	(1)	Director
/s/ DAVID B. RAYBURN David B. Rayburn	(1)	Director

(1) By: /s/ RANDY A. WOOD
    Randy A. Wood, *Attorney-In-Fact*

CORPORATE INFORMATION

DIRECTORS

Robert E. Brunner
Director since 2013
Chairperson of the Board since 2021
Retired Executive Vice President, Illinois Tool Works, Inc.
Director: Leggett & Platt, Inc.

Michael N. Christodolou
Director since 1999
Founder and Manager, Inwood Capital Management, LLC
Director: NETSTREIT Corp.

Pablo Di Si
Director since 2022
President and Chief Executive Officer, Volkswagen Group of America; Chief Executive Officer, Volkswagen North American Region
Director: Copersucar; JHSF International

Ibrahim Gokcen
Director since 2021
Chief Data and Analytics Officer, Aon plc
Director: Maersk Tankers, PNO, and ZeroNorth

Mary A. Lindsey
Director since 2018
Retired Senior Vice President and Chief Financial Officer, Commercial Metals Company
Director: Methode Electronics, Inc. and Orion Engineered Carbons S.A.

Consuelo E. Madere
Director since 2018
Retired Vice President Global Vegetables and Asia Commercial, Monsanto
Director: Nutrien

David B. Rayburn
Director since 2014
Retired President, Chief Executive Officer, Modine Manufacturing Company

Randy A. Wood
Director since 2021
President and Chief Executive Officer

OFFICERS

Randy A. Wood
President and Chief Executive Officer
Joined Lindsay in 2008

Eric R. Arneson
Senior Vice President, General Counsel and Secretary
Joined Lindsay in 2008

Richard A. Harold
Senior Vice President, Global Operations
Joined Lindsay in 2022

Brian L. Ketcham
Senior Vice President and Chief Financial Officer
Joined Lindsay in 2016

Brian J. Magnusson
Senior Vice President, Strategy and Business Development
Joined Lindsay in 2015

J. Scott Marion
President - Infrastructure
Joined Lindsay in 2011

Melissa G. Moreno
Senior Vice President and Chief Information Officer
Joined Lindsay in 2021

Gustavo E. Oberto
President – Irrigation
Joined Lindsay in 2019

Kelly M. Staup
Senior Vice President – Human Resources
Chief Diversity Officer
Joined Lindsay in 2011

Lori L. Zarkowski
Corporate Controller and Chief Accounting Officer
Joined Lindsay in 2007

Annual Meeting
All shareholders are invited to attend our annual meeting, which will be held on January 9, 2024, at 8:30 am CST. All shareholders are invited to attend the annual meeting online and submit your questions during the meeting by visiting **www.virtualshareholdermeeting.com/LNN2024.** Any shareholder who will be unable to attend is encouraged to send questions and comments to Eric Arneson, Secretary at Lindsay's Corporate Office.

Quarterly Calendar
The Company operates on a fiscal year ending August 31. Fiscal 2023 quarter-end dates are November 30, 2022, February 28, 2023, May 31, 2023 and August 31, 2023. Quarterly earnings are announced approximately four weeks after the end of each quarter and audited results are announced approximately seven weeks after year end. Quarterly earnings releases are posted to Lindsay's Web site at **www.lindsay.com.**

Transfer Agent and Registrar
EQ Shareowner Services
Post Office Box 64874
St. Paul, Minnesota 55164-0874
Phone: (800) 468-9716
FAX: (866) 729-7680

Research Coverage Provided By
Kansas City Capital Associates
Monness, Crespi, Hardt & Co., Inc.
Northcast Research
Roth Capital Partners
Stifel Nicolaus
William Blair & Co., LLC

Stock Market Information
Lindsay's common stock is traded on the New York Stock Exchange, Inc. (NYSE) under the ticker symbol LNN.

Certifications
The Company has filed certifications under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 as exhibits to its Form 10-K for fiscal year 2023. These exhibits are signed by the Principal Executive Officer and the Principal Financial Officer, respectively. Additionally, on January 31, 2023, the Company's Chief Executive Officer provided his annual certification regarding the Company's compliance with the New York Stock Exchange corporate governance listing standards.

Independent Auditors
KPMG LLP
Omaha, Nebraska

For Further Information
Shareholders and prospective investors are welcome to call or write Lindsay Corporation with questions or requests for additional information. Please direct inquiries to:

Brian L. Ketcham
Senior Vice President and Chief Financial Officer
18135 Burke Street, Suite 100
Omaha, Nebraska 68022
(402) 827-6579

Web site
www.lindsay.com

Concerning Forward-Looking Statements
This Annual Report and Form 10-K, including the President's letter, Management's Discussion and Analysis of Financial Condition and Results of Operations, contains not only historical information, but also forward-looking statements. Statements that are not historical are forward-looking and reflect expectations for future Company performance. The words "expect," "anticipate," "estimate," "believe," "intend," "will," "plan," "predict," "project," "outlook," "could," "may," "should," and similar expressions generally identify forward-looking statements. For these statements throughout the Annual Report and Form 10-K, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties, including but not limited to those discussed in the "Risk Factors" section contained in the Form 10-K. Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results or conditions, which may not occur as anticipated. Actual results or conditions could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described herein, as well as others not now anticipated. The risks and uncertainties described herein are not exclusive and further information concerning the Company and its businesses, including factors that potentially could materially affect the Company's financial results, may emerge from time to time. Except as required by law, the Company assumes no obligation to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

LINDSAY USA

Lindsay Corporation
Global Headquarters
18135 Burke Street, Suite 100
Omaha, Nebraska 68022 U.S.A
Ph: 1-402-829-6800
Toll-free: 1-866-404-5049
www.lindsay.com

Lindsay Irrigation Solutions, LLC
214 East Second Street
Lindsay, Nebraska 68644 U.S.A

Lindsay Transportation Solutions, LLC
180 River Road
Rio Vista, California 94571 U.S.A.
Ph: 1-707-374-6800
Toll-free: 1-888-800-3691

Elecsys International, LLC
846 North Mart-Way Court
Olathe, Kansas 66061 U.S.A.
Ph: 1-913-647-0158

FieldWise, LLC
3607 Bradford Avenue
Norfolk, Nebraska 68701 U.S.A.
Ph: 1-713-300-0472

LINDSAY INTERNATIONAL

Lindsay Europe SAS
72300 La Chapelle
D'Aligne, France
Ph: 33-2-4348-0202

Lindsay Africa Pty. Ltd.
6 Talana Close
Sacks Circle
Bellville South, 7530
South Africa
Ph: +27 (21) 986 8900

Lindsay América Do Sul, Ltda.
Rua Gustavo Amburst, No 36
CONJ 1103 E 1104
Bairro Nova Campinas
CEP 13.092-106 Campinas
Sao Paulo
Brazil
Ph: 55-19-3814-1100

Lindsay Sulama (Türkiye)
Karamehmet Mahallesi
Avrupa Serbest Bölgesi AdnanArısoy
Bulvarı NO : 11 / Z13
Ergene-Tekirdag
Adres No : 3402119204
Türkiye

Snoline S.P.A.
Via F. Baracca 19/23
20056 Trezzo sull'Adda
Milan, Italy
Ph: 39 02 909961

Lindsay (Tianjin) Industry Co., Ltd.
169 Huanhenan Road
Tianjin Airport Economic Area (TAEA)
Tianjin 300308
China
Ph: +86 22 5867 9198

Lindsay International Holdings, B.V.
Weena 264
3012 NJ Rotterdam
The Netherlands
Ph: +31 (10) 870-1340

Lindsay International (ANZ) Pty. Ltd.
433 Logan Road
Stones Corner
Queensland 4120
Australia
Ph: +61 (7) 4613 5000

Lindsay International (ANZ) Pty. Ltd.
Level 4
20 The Square
Palmerston North, 4410
New Zealand
Ph: +64 6 212 0550

